$400,000,000
BRIDGE CREDIT AGREEMENT
among
PRECISION DRILLING TRUST,
as a Guarantor,
PRECISION DRILLING CORPORATION,
as Borrower,
The Several Lenders from Time to Time Parties Hereto,
HSBC BANK USA, NATIONAL ASSOCIATION,
as Documentation Agent,
ROYAL BANK OF CANADA,
as Syndication Agent,
and
DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH,
as Administrative Agent
Dated as of December 23, 2008

RBC CAPITAL MARKETS* and DEUTSCHE BANK SECURITIES INC.,
as Joint Lead Arrangers and Joint Bookrunners

*	RBC Capital Markets is the global brand name for the corporate and investment banking businesses of Royal Bank of Canada and its affiliates.

i

SCHEDULES:

1.1	Commitments
5.4	Consents, Authorizations, Filings and Notices
5.6	Litigation
5.9	Intellectual Property
5.16	Subsidiaries
5.18	Environmental Matters
8.2	Existing Payment Restrictions
8.5	Existing Affiliate Transactions

EXHIBITS:

A	Form of Guarantee
B-1	Description of Exchange Notes
B-2	Form of Exchange and Registration Rights Agreement
C	Form of Compliance Certificate
D	Form of Closing Certificate
E	Form of Assignment and Assumption
F-1	Form of Legal Opinion of Bennett Jones LLP
F-2	Form of Legal Opinion of Mayer Brown LLP
F-3	Form of Legal Opinion of General Counsel
G	Form of Exemption Certificate

          BRIDGE CREDIT AGREEMENT (this “Agreement”), dated as of December 23, 2008, among PRECISION DRILLING TRUST, an Alberta unincorporated open-ended investment trust (“Holdings”), PRECISION DRILLING CORPORATION, a corporation amalgamated under the laws of the Province of Alberta (the “Borrower”), the several banks and other financial institutions or entities from time to time parties to this Agreement (the “Lenders”), HSBC BANK USA, NATIONAL ASSOCIATION, as documentation agent (in such capacity, the “Documentation Agent”), ROYAL BANK OF CANADA, as syndication agent (in such capacity, the “Syndication Agent”), and DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH, as administrative agent.
          The parties hereto hereby agree as follows:
SECTION 1. DEFINITIONS
          1.1 Defined Terms. As used in this Agreement, the terms listed in this Section 1.1 shall have the respective meanings set forth in this Section 1.1.
          “Acquired Indebtedness”:
     (a) with respect to any Person that becomes a Restricted Subsidiary after the Closing Date, Indebtedness of such Person and its Subsidiaries (including, for the avoidance of doubt, Indebtedness incurred in the ordinary course of such Person’s business to acquire assets used or useful in its business) existing at the time such Person becomes a Restricted Subsidiary that was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary; and
     (b) with respect to Holdings or any Restricted Subsidiary, any Indebtedness of a Person (including, for the avoidance of doubt, Indebtedness incurred in the ordinary course of such Person’s business to acquire assets used or useful in its business), other than Holdings or a Restricted Subsidiary, existing at the time such Person is merged with or into Holdings or a Restricted Subsidiary, or Indebtedness expressly assumed by Holdings or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another Person, which Indebtedness was not, in any case, incurred by such other Person in connection with, or in contemplation of, such merger or acquisition.
          “Acquisition”: as defined in Section 6.1.
          “Acquisition Agreement”: the Agreement and Plan of Merger, dated as of August 24, 2008, by and among Holdings, the Borrower, Precision Lobos Corporation and the Target, as amended by the amendment thereto dated as of December 2, 2008.
          “Acquisition Documentation”: collectively, the Acquisition Agreement and all schedules, exhibits and annexes thereto and any material agreements among Holdings, the Borrower, Precision Lobos Corporation, the Target and/or any of their respective Subsidiaries affecting the terms thereof or entered into in connection therewith.
          “Administrative Agent”: Deutsche Bank AG Cayman Islands Branch, as the administrative agent for the Lenders under this Agreement and the other Loan Documents, together with any of its successors.
          “Affiliate”: for any Person, any other Person which directly or indirectly controls or is controlled by, or is under direct or indirect common control with, the referent Person. For purposes of

Section 8.5, “Affiliates” shall be deemed to include, with respect to any Person, any other Person (A) which beneficially owns or holds, directly or indirectly, 10.0% or more of any class of the Voting Stock of the referenced Person, (B) of which 10.0% or more of the Voting Stock is beneficially owned or held, directly or indirectly, by the referenced Person or (C) with respect to an individual, any immediate family member of such Person. For purposes of this definition, “control” of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
          “Affiliate Transaction”: as defined in Section 8.5.
          “Agent Indemnitee”: as defined in Section 10.7.
          “Agents”: the collective reference to the Syndication Agent, the Documentation Agent and the Administrative Agent.
          “Aggregate Exposure”: with respect to any Lender at any time, an amount equal to the sum of the aggregate amount of such Lender’s Commitments at such time and the aggregate then unpaid principal amount of such Lender’s Loans.
          “Aggregate Exposure Percentage”: with respect to any Lender at any time, the ratio (expressed as a percentage) of such Lender’s Aggregate Exposure at such time to the Aggregate Exposure of all Lenders at such time.
          “Agreed Currency”: as defined in Section 11.18.
          “Agreement”: as defined in the preamble hereto.
          “Approved Fund”: as defined in Section 11.6(b).
          “Arrangers”: Royal Bank of Canada and Deutsche Bank Securities Inc., in their capacities as Joint Lead Arrangers and Joint Bookrunners.
          “Asset Acquisition”:
     (1) an Investment by Holdings or any Restricted Subsidiary of Holdings in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of Holdings, or shall be merged with or into Holdings or any Restricted Subsidiary of Holdings, or
     (2) the acquisition by Holdings or any Restricted Subsidiary of Holdings of all or substantially all of the assets of any other Person (other than a Restricted Subsidiary of Holdings) or any division or line of business of any such other Person (other than in the ordinary course of business).
          “Asset Sale”:
     (1) any sale, conveyance, transfer, lease, assignment or other disposition by Holdings or any Restricted Subsidiary to any Person other than Holdings or any Restricted Subsidiary (including by means of a sale and leaseback transaction or a merger or consolidation), in one transaction or a series of related transactions, of any assets of Holdings or any of its Restricted Subsidiaries other than in the ordinary course of business; or

     (2) any issuance of Equity Interests of a Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with Section 8.3) to any Person other than Holdings or any Restricted Subsidiary in one transaction or a series of related transactions (the actions described in these clauses (1) and (2), collectively, for purposes of this definition, a “transfer”).
     For purposes of this definition, the term “Asset Sale” shall not include:
     (a) transfers of cash or Cash Equivalents;
     (b) transfers of assets (including Equity Interests) that are governed by, and made in accordance with, Section 8.9 or Section 2.13(c);
     (c) Permitted Investments and Restricted Payments permitted under Section 8.1;
     (d) the creation of or realization on any Permitted Lien and any disposition of assets resulting from the enforcement or foreclosure of any such Permitted Lien;
     (e) transfers of damaged, worn-out or obsolete equipment or assets that, in the Borrower’s reasonable judgment, are no longer used or useful in the business of Holdings or its Restricted Subsidiaries;
     (f) sales or grants of licenses or sublicenses to use the patents, trade secrets, know-how and other Intellectual Property, and licenses, leases or subleases of other assets, of Holdings or any Restricted Subsidiary to the extent not materially interfering with the business of Holdings and the Restricted Subsidiaries;
     (g) any sale, lease, conveyance or other disposition of any assets or any sale or issuance of Equity Interests in each case, made pursuant to a Permitted Joint Venture Investment;
     (h) a disposition of inventory in the ordinary course of business;
     (i) a disposition of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring and similar arrangements;
     (j) the trade or exchange by Holdings or any Restricted Subsidiary of any asset for any other asset or assets that are used in a Permitted Business; provided, that the Fair Market Value of the asset or assets received by Holdings or any Restricted Subsidiary in such trade or exchange (including any cash or Cash Equivalents) is at least equal to the Fair Market Value (as determined in good faith by the Board of Directors or an executive officer of the Borrower or of such Restricted Subsidiary with responsibility for such transaction, which determination shall be conclusive evidence of compliance with this provision) of the asset or assets disposed of by Holdings or any Restricted Subsidiary pursuant to such trade or exchange; and, provided, further, that if any cash or Cash Equivalents are used in such trade or exchange to achieve an exchange of equivalent value, that the amount of such cash and/or Cash Equivalents received shall be deemed proceeds of an “Asset Sale,” subject to the following clause (k); and
     (k) any transfer or series of related transfers that, but for this clause, would be Asset Sales, if after giving effect to such transfers, the aggregate Fair Market Value of the assets transferred in such transaction or any such series of related transactions does not exceed U.S.$5.0 million per occurrence or U.S.$20.0 million in any fiscal year.
          “Assignee”: as defined in Section 11.6(b).
          “Assignment and Assumption”: an Assignment and Assumption, substantially in the form of Exhibit E.
          “Benefitted Lender”: as defined in Section 11.7(a).
          “Board”: the Board of Governors of the Federal Reserve System of the United States (or any successor).
          “Board of Directors” means, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person and (ii) in any other case, the functional equivalent of the foregoing or, in each case, other than for purposes of the definition of “Change of Control,” any duly authorized committee of such body.
          “Borrower”: as defined in the preamble hereto; provided, that such term shall also include, following a Permitted Reorganization, the New Borrower (if applicable).
          “Bridge Loans”: as defined in 2.1(a)(ii).
          “Business”: as defined in Section 5.18(b).
          “Business Day”: a day other than a Saturday, Sunday or other day on which commercial banks in New York City, Calgary or Toronto are authorized or required by law to close.
          “Canadian Benefit Plans”: all material employee benefit plans or arrangements subject to Canadian law or regulation maintained or contributed to by Holdings or any of its Subsidiaries that are not Canadian Pension Plans, including all profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock and all life, health, dental and disability plans and arrangements in which the employees or former employees of Holdings or any of its Subsidiaries participate or are eligible to participate but excluding all stock option or stock purchase plans.
          “Canadian Pension Plans”: all plans or arrangements which are considered to be pension plans for the purposes of any applicable pension benefits standards statute or regulation in Canada established, maintained or contributed to by Holdings or any of its Subsidiaries for their employees or former employees.
          “Canadian “SIFT” Rules”: the rules provided for by the Income Tax Act (Canada) concerning “Specified Investment Flow-Through” or “SIFT” entities, which generally serve to levy a tax at corporate income tax rates on income distributions from such entities after December 31, 2010.
          “Capitalized Lease”: a lease required to be capitalized for financial reporting purposes in accordance with GAAP.
          “Capitalized Lease Obligations”: for any Person, the obligations of such Person to pay rent or other amounts under a Capitalized Lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

          “Cash Equivalents”: (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States or Canadian government or issued by any agency thereof and backed by the full faith and credit of the United States or Canada, as applicable, in each case maturing within one year from the date of acquisition; (b) certificates of deposit, time deposits, eurodollar time deposits, bankers’ acceptances or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of the United States or Canada or any state or province thereof having combined capital and surplus of not less than $15,000,000,000; and (c) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, province, commonwealth or territory of the United States or Canada, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, province, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody’s, or the equivalent thereof by DBRS, Inc.
          “Change of Control”: the occurrence of any of the following events:
     (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Holdings and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);
     (b) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner of (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause that person or group shall be deemed to have “beneficial ownership” of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), or controls, directly or indirectly, Voting Stock representing 50.0% or more of the voting power of the total outstanding Voting Stock of Holdings on a fully diluted basis, provided that for purposes of this definition, the term “control” as applied to any Trust Units means the possession, directly or indirectly, of the power to cause the voting of voting rights associated with any Trust Unit or with any Exchangeable LP Units or any other securities convertible into Trust Units or Exchangeable LP Units, whether through the ownership of voting securities, by contract or otherwise;
     (c) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Borrower (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Borrower was approved by a vote of a majority of the directors of the Borrower or the directors or trustees of Holdings then still in office who were either directors or trustees, as the case may be, at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Borrower;
     (d) during any period of two consecutive years, individuals who on the Closing Date constituted the Board of Directors of Holdings (together with any new trustees or directors, as the case may be, whose election to such Board of Directors or whose nomination for election by the holders of Voting Stock of Holdings was approved by a vote of a majority of the trustees or directors, as the case may be, of Holdings then still in office who were either trustees at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Holdings;

     (e) the Borrower ceases to be a Wholly-Owned Subsidiary of Holdings; and
     (f) the adoption by the stockholders of Holdings or the Borrower of a Plan of Liquidation.
          For purposes of this definition, a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement. Notwithstanding the foregoing, any transaction conducted in compliance with the definition of “Permitted Reorganization” and Section 11.19 shall not constitute a Change of Control for purposes of this definition.
          “Change of Control Offer”: an Offer to Purchase required to be made by the Borrower pursuant to Section 2.13(c) to all Lenders.
          “Change of Control Payment Date”: as defined in Section 2.13(c).
          “Change of Control Purchase Price”: as defined in Section 2.13(c).
          “Closing Date”: the date on which the conditions precedent set forth in Section 6.1 shall have been satisfied, which date is December 23, 2008.
          “Closing Date Commitment”: as to any Lender, the portion of such Lender’s Commitment set forth opposite such Lender’s name under the heading “Closing Date Commitment” on Schedule 1.1. The original aggregate amount of the Closing Date Commitments is $137,475,000.
          “Code”: the Internal Revenue Code of 1986, as amended from time to time.
          “Commitment”: as to any Lender, the obligation of such Lender, if any, to make a Loan to the Borrower in a principal amount not to exceed the amount set forth opposite such Lender’s name on Schedule 1.1. The original aggregate amount of the Commitments is $400,000,000.
          “Commitment Fee Rate”: 0.60% per annum.
          “Common Stock”: with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non voting) of such Person’s common stock whether or not outstanding on the Closing Date, and includes, without limitation, all series and classes of such common stock.
          “Compliance Certificate”: a certificate duly executed by an Officer substantially in the form of Exhibit C.
          “Conduit Lender”: any special purpose corporation organized and administered by any Lender for the purpose of making Loans otherwise required to be made by such Lender and designated by such Lender in a written instrument; provided, that the designation by any Lender of a Conduit Lender shall not relieve the designating Lender of any of its obligations to fund a Loan under this Agreement if, for any reason, its Conduit Lender fails to fund any such Loan, and the designating Lender (and not the Conduit Lender) shall have the sole right and responsibility to deliver all consents and waivers required or requested under this Agreement with respect to its Conduit Lender, and provided, further, that no Conduit Lender shall (a) be entitled to receive any greater amount pursuant to Sections 2.20, 2.21 or 11.5 than the designating Lender would have been entitled to receive in respect of the extensions of credit made by such Conduit Lender or (b) be deemed to have any Commitment.

          “Confidential Information Memorandum”: the Confidential Information Memorandum dated September 2008, as supplemented prior to the Closing Date, and furnished to certain Lenders.
          “Consolidated Amortization Expense”: for any period, the amortization expense of Holdings and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.
          “Consolidated Cash Flow”: for any period, with respect to any specified Person, without duplication, the sum of the amounts for such period of:
     (1) Consolidated Net Income, plus
     (2) in each case only to the extent (and in the same proportion) deducted in determining Consolidated Net Income and with respect to the portion of Consolidated Net Income attributable to any Restricted Subsidiary only if a corresponding amount would be permitted at the date of determination to be distributed to such specified Person by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders,
     (A) Consolidated Income Tax Expense,
     (B) Consolidated Amortization Expense (but only to the extent not included in Consolidated Interest Expense),
     (C) Consolidated Depreciation Expense,
     (D) Consolidated Interest Expense,
     (E) all other non-cash items reducing the Consolidated Net Income (excluding any non-cash charge that results in an accrual of a reserve for cash charges in any future period) for such period, and
     (F) for purposes of any determination of Consolidated Cash Flow for any four fiscal quarter period ending on or prior to December 31, 2010 (other than for purposes of calculating the Restricted Payments Basket), to the extent deducted in determining Consolidated Net Income, the amount of any documented non-recurring restructuring and integration costs (including severance costs, costs of closing offices, moving costs, terminations of leases and other agreements, new accounting systems, new office space and travel costs) associated with the Acquisition and incurred during any such period, to the extent reasonable back-up is provided to support such costs upon request by the Administrative Agent; provided, that the aggregate amount of such costs that may be added to Consolidated Cash Flow pursuant to this clause (F) shall not exceed $50.0 million, in each case determined on a consolidated basis in accordance with GAAP, minus
     (3) the aggregate amount of all non-cash items, determined on a consolidated basis, to the extent such items increased Consolidated Net Income for such period (excluding any non-cash items to the extent they represent the reversal of an accrual of a reserve for a potential cash item that reduced Consolidated Cash Flow in any prior period).

          “Consolidated Cash Flow from Operations”: for any period, with respect to any specified Person, without duplication, Consolidated Cash Flow, minus Consolidated Interest Expense plus any non-cash component of the definition of “Consolidated Interest Expense.”
          “Consolidated Depreciation Expense”: for any period, the depreciation and depletion expense of Holdings and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.
          “Consolidated Income Tax Expense”: for any period, the provision for taxes of Holdings and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.
          “Consolidated Interest Coverage Ratio”: on any date of determination, with respect to any Person, the ratio of (x) Consolidated Cash Flow during the most recent four consecutive full fiscal quarters for which financial statements prepared on a consolidated basis in accordance with GAAP are available (the “Four-Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the “Transaction Date”) to (y) Consolidated Interest Expense for the Four-Quarter Period. For purposes of this definition, Consolidated Cash Flow and Consolidated Interest Expense shall be calculated after giving effect on a pro forma basis for the period of such calculation to:
     (1) the incurrence of any Indebtedness or the issuance of any Preferred Stock of Holdings or any Restricted Subsidiary (and the application of the proceeds thereof) and any repayment, repurchase or redemption of other Indebtedness or other Preferred Stock (and the application of the proceeds therefrom) (other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence, repayment, repurchase, issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four-Quarter Period; and
     (2) any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of Holdings or any Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring Acquired Indebtedness and also including any Consolidated Cash Flow (including any pro forma expense and cost reductions calculated in accordance with Regulation S-X under the Securities Act) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date), as if such Asset Sale or Asset Acquisition (including the incurrence of, or assumption or liability for, any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four-Quarter Period; provided, that such pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Borrower and shall be set forth in an Officers’ Certificate signed by such Officer which states (a) the amount of such adjustment or adjustments, (b) that such adjustment or adjustments are based on the reasonable good faith belief of the Borrower at the time of such execution, (c) that the steps necessary for the realization of such adjustments have been or are reasonably expected to be taken within 12 months following such transaction and (d) such adjustments are in accordance with Regulation S-X under the Securities Act.
     In calculating Consolidated Interest Expense for purposes of determining the denominator (but not the numerator) of this Consolidated Interest Coverage Ratio:

     (A) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;
     (B) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four-Quarter Period; and
     (C) notwithstanding clause (A) or (B) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.
          “Consolidated Interest Expense”: for any period, the sum, without duplication, of the total interest expense of Holdings and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, including, without duplication:
     (1) imputed interest on Capitalized Lease Obligations;
     (2) commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings;
     (3) the net costs associated with Hedging Obligations related to interest rates;
     (4) amortization of debt issuance costs, debt discount or premium and other financing fees and expenses (other than the amortization of any such costs, discounts, premium, fees or expenses incurred under or in connection with Indebtedness outstanding or available under the Senior Secured Credit Agreement as of the Closing Date, the Bridge Loans or any Refinancing Indebtedness in respect of the Bridge Loans (including the Exchange Notes));
     (5) the interest portion of any deferred payment obligations;
     (6) all other non-cash interest expense;
     (7) capitalized interest;
     (8) all dividend payments on any series of Disqualified Equity Interests of Holdings or any of its Restricted Subsidiaries or any Preferred Stock of any Restricted Subsidiary (other than dividends on Equity Interests payable solely in Qualified Equity Interests of Holdings or to Holdings or a Restricted Subsidiary of Holdings);
     (9) all interest payable with respect to discontinued operations; and
     (10) all interest on any Indebtedness described in clause (7) or (8) of the definition of “Indebtedness.”
          “Consolidated Leverage Ratio”: as of any date of determination, the ratio of (x) Indebtedness of Holdings and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available, determined on a consolidated basis in accordance with GAAP to (y) Consolidated Cash Flow during the Four-Quarter Period ending on or prior to the Transaction Date determined on a pro forma basis as described under the definition of “Consolidated Interest Coverage Ratio.”
          “Consolidated Net Income”: for any period, the net income (or loss) of such Person and its Restricted Subsidiaries, in each case for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:
     (1) the net income (or loss) of any Person (other than a Restricted Subsidiary) in which any Person other than Holdings and the Restricted Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by Holdings or any of its Restricted Subsidiaries during such period;
     (2) except to the extent includible in the net income (or loss) of Holdings pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged into or consolidated with Holdings or any Restricted Subsidiary or (b) the assets of such Person are acquired by Holdings or any Restricted Subsidiary;
     (3) the net income of any Restricted Subsidiary during such period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during such period, except that Holdings’ equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining Consolidated Net Income;
     (4) for the purposes of calculating the Restricted Payments Basket only, in the case of a successor to Holdings by merger, amalgamation, consolidation or transfer of its assets, any income (or loss) of the successor prior to such merger, amalgamation, consolidation or transfer of assets;
     (5) other than for purposes of calculating the Restricted Payments Basket, any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized during such period by Holdings or any Restricted Subsidiary upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of Holdings or any Restricted Subsidiary or (b) any Asset Sale by Holdings or any Restricted Subsidiary;
     (6) gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP;
     (7) unrealized gains and losses with respect to Hedging Obligations;
     (8) the cumulative effect of any change in accounting principles or policies; and
     (9) other than for purposes of calculating the Restricted Payments Basket, any extraordinary or nonrecurring gain or income (or extraordinary or nonrecurring loss or expense), together with any related provision for taxes on any such extraordinary or nonrecurring gain or income (or the tax effect of any such extraordinary or nonrecurring loss or expense), realized by Holdings or any Restricted Subsidiary during such period.

          In addition, any return of capital with respect to an Investment that increased the Restricted Payments Basket pursuant to Section 8.1(a)(iii)(D) or decreased the amount of Investments outstanding pursuant to clause (18) of the definition of “Permitted Investments” shall be excluded from Consolidated Net Income for purposes of calculating the Restricted Payments Basket.
          For purposes of this definition of “Consolidated Net Income,” “nonrecurring” means any gain or loss as of any date that is not reasonably likely to recur within the two years following such date; provided that if there was a gain or loss similar to such gain or loss within the two years preceding such date, such gain or loss shall not be deemed nonrecurring.
          “Consolidated Tangible Assets”: with respect to any Person as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, less all goodwill, patents, tradenames, trademarks, copyrights, franchises, experimental expenses, organization expenses and any other amounts classified as intangible assets in accordance with GAAP.
          “Contingent Tax Liabilities”: the contingent tax liabilities disclosed in Note 9 to the financial statements of Holdings as of and for the nine months ended September 30, 2008.
          “Contractual Obligation”: as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.
          “Coverage Ratio Exception”: as defined in Section 8.3(a).
          “Credit Facilities”: one or more debt facilities or indentures (which may be outstanding at the same time and including, without limitation, the Senior Secured Credit Agreement) providing for revolving credit loans, debt securities, term loans, receivables financing or letters of credit and, in each case, as such agreements may be amended, refinanced or otherwise restructured, in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Subsidiaries of Holdings as additional borrowers or subsidiary guarantors thereunder) with respect to all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.
          “Debtor Relief Laws”: any of Title 11 of the United States Code entitled “Bankruptcy,” the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes and any other applicable liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or other similar debtor relief law of Canada, the United States or any other applicable jurisdiction from time to time in effect and affecting the rights of creditors generally.
          “Default”: any of the events specified in Section 9, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied.
          “Defaulting Lender”: any Lender that (i) has failed to fund any portion of any Loan required to be funded by it hereunder within one Business Day of the date required to be funded by it hereunder, unless the subject of a good faith dispute (or a good faith dispute that is subsequently cured), (ii) has notified the Borrower or the Administrative Agent that it does not intend to comply with its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement or under other existing agreements under which it has an obligation to extend credit, (iii) has failed, within one Business Day after request by the Administrative Agent, to provide written confirmation that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans, (iv) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within one Business Day of the date when due, unless the subject of a good faith dispute (or a good faith dispute that is subsequently cured) or (v) has been deemed insolvent or become the subject of a bankruptcy or insolvency proceeding.
          “Delayed Draw Availability Period”: as defined in Section 2.1(a)(ii).
          “Delayed Draw Commitment”: as to any Lender, the portion of such Lender’s Commitment set forth opposite such Lender’s name under the heading “Delayed Draw Commitment” on Schedule 1.1. The original aggregate amount of the Delayed Draw Commitments is $262,525,000.
          “Delayed Draw Loan”: as defined in Section 2.1(a)(ii).
          “Delayed Draw Loan Date”: as defined in Section 2.1(a)(ii).
          “Designation”: as defined in Section 7.14.
          “Designation Amount”: as defined in Section 7.14(b).
          “Disposition”: with respect to any property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms “Dispose” and “Disposed of” shall have correlative meanings.
          “Disqualified Equity Interests”: of any Person, any class of Equity Interests of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable (in each case, at the option of the holder thereof), is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the Final Maturity Date; provided, however, that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, will not be deemed to be Disqualified Equity Interests so long as such Person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided, further, however, that (1) any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require Holdings to repurchase or redeem such Equity Interests upon the occurrence of a change in control or an Asset Sale occurring prior to the 91st day after the Final Maturity Date shall not constitute Disqualified Equity Interests if the asset sale or change of control provisions applicable to such Equity Interests are no more favorable to such holders than the provisions of Sections 2.13(b), 8.4 and 2.13(c) and such Equity Interests specifically provide that Holdings will not repurchase or redeem any such Equity Interests pursuant to such provisions prior to the Borrower’s repayment of the Loans as required pursuant to the provisions of Sections 2.13(b) and 2.13(c), respectively, and (2) the Trust Units and Exchangeable LP Units shall not be deemed Disqualified Equity Interests by virtue of the redemption obligations in effect on the Closing Date or amended redemption obligations that are no more adverse to Holdings than those in effect on the Closing Date.

          “Documentation Agent”: as defined in the preamble hereto.
          “Dollars” “U.S.$” and “$”: dollars in lawful currency of the United States.
          “Environmental Laws”: any and all foreign, federal, state, provincial, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect.
          “Environmental Liabilities”: any and all liabilities for any Release, any environmental damage, any costs (including any response costs) or natural resource damages caused or alleged to have been caused to any Person, property or the environment as a result of any Release or the condition of any property or asset, related in any way to the operations of the Borrower or any Subsidiaries, whether or not caused by a breach of Environmental Laws, including, without limitation, all such liabilities arising from or related to: any surface, underground, air, ground water or surface water contamination; the abandonment or plugging of any well; restorations and reclamations; the removal of or failure to remove any foundations, structures or equipment; violation of Environmental Laws; and personal injury (including sickness, disease or death) and property damage arising from the foregoing.
          “Equity Interests”: for any Person, (1) any and all shares or other equity interests (including Common Stock, Preferred Stock, limited liability company interests, trust units and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person, but excluding from all of the foregoing any debt securities convertible into Equity Interests, regardless of whether such debt securities include any right of participation with Equity Interests.
          “ERISA”: the Employee Retirement Income Security Act of 1974, as amended from time to time.
          “ERISA Affiliate”: any trade or business (whether or not incorporated) that, together with any Group Member, is treated as a single employer under Section 414 of the Code.
          “ERISA Event”: (a) any Reportable Event; (b) any failure by any Pension Plan to satisfy the minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 302 of ERISA) applicable to such Pension Plan; (c) the filing pursuant to Section 412 of the Code or Section 303 of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan, the failure to make by its due date a required payment under Section 430(j) of the Code with respect to any Pension Plan or the failure by any Group Member or any ERISA Affiliate to make any required contribution to a Multiemployer Plan; (d) the incurrence by any Group Member or any ERISA Affiliate of any material liability under Title IV of ERISA with respect to the termination of any Pension Plan, including but not limited to the imposition of any material Lien in favor of the PBGC or any Pension Plan; (e) a determination that any Pension Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430(i) of the Code); (f) the appointment of a trustee to administer any Pension Plan under Section 4042 of ERISA; or (g) the incurrence by any Group Member or any ERISA Affiliate of any material liability with respect to the withdrawal or partial withdrawal from any Pension Plan or Multiemployer Plan or a determination that a Multiemployer Plan is, or is reasonably expected to be, Insolvent, in Reorganization or in endangered or critical status, within the meaning of Section 432 of the Code or Section 305 of ERISA.

          “Event of Default”: any of the events specified in Section 9, provided that any requirement for the giving of notice, the lapse of time, or both, has been satisfied.
          “Exchangeable LP Units”: the limited partnership units of the Precision Drilling Limited Partnership that are exchangeable into Trust Units pursuant to any voting and exchange trust agreement or similar agreement.
          “Exchange Act”: the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.
          “Exchange and Registration Rights Agreement” means an Exchange and Registration Rights Agreement relating to the Exchange Notes, substantially in the form of Exhibit B-2 hereto.
          “Exchange Documents” means the Exchange Notes Indenture and the Exchange Notes.
          “Exchange Note Holders” means registered holders of the Exchange Notes.
          “Exchange Notes” means the securities issued under the Exchange Notes Indenture.
          “Exchange Note Trustee” means the trustee under the Exchange Notes Indenture.
          “Exchange Notes Indenture” means the indenture to be entered into relating to the Exchange Notes, having terms and conditions substantially as set forth in the Description of Exchange Notes attached hereto as Exhibit B-1 (with such changes to cure any ambiguity, omission, defect or inconsistency as the Arrangers and the Borrower shall approve, each acting reasonably), as the same may be amended, modified, supplemented or otherwise modified from time to time.
          “Exchange Request” has the meaning specified in Section 7.13(b).
          “Existing Convertible Securities”: the Target’s (a) Floating Rate Contingent Convertible Senior Notes Due 2024 and (b) 3.75% Contingent Convertible Senior Notes due 2023, in each case issued prior to the Closing Date.
          “Fair Market Value”: with respect to any asset, the price (after taking into account any liabilities relating to such asset) that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction as such price is determined in good faith by (a) in the case of an asset whose price would be greater than U.S.$25.0 million, the Boards of Directors of the Borrower and Holdings or duly authorized committees thereof, as evidenced by a resolution of such Boards of Directors or committees and (b) in all other cases, management of the Borrower.
          “Federal Funds Effective Rate”: for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day of such transactions received by Deutsche Bank AG Cayman Islands Branch from three federal funds brokers of recognized standing selected by it.
          “Final Maturity Date”: the eighth anniversary of the Closing Date.

          “Foreign Benefit Arrangement”: any employee benefit arrangement mandated by non-U.S. or non-Canadian law that is maintained or contributed to by any Group Member or any ERISA Affiliate.
          “Foreign Plan”: each employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) that is not subject to U.S. or Canadian law and is maintained or contributed to by any Group Member or any ERISA Affiliate.
          “Foreign Restricted Subsidiary”: any Restricted Subsidiary not organized or existing under the laws of the United States, any state thereof, the District of Columbia or Canada or any province or territory thereof.
          “Funding Office”: the office of the Administrative Agent specified in Section 11.2 or such other office as may be specified from time to time by the Administrative Agent as its funding office by written notice to the Borrower and the Lenders.
          “GAAP”: generally accepted accounting principles in Canada as in effect on the Closing Date. All ratios and computations based on GAAP contained in this Agreement will be computed in conformity with GAAP.
          “Governmental Authority”: any nation or government, any state, provincial, territorial or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization (including the National Association of Insurance Commissioners).
          “Group Members”: the collective reference to Holdings, the Borrower and their respective Subsidiaries.
          “Guarantee”: the Guarantee entered into on the date hereof (as amended, waived, supplemented or otherwise modified from time to time) among Holdings, the Borrower, the Subsidiary Guarantors and the Administrative Agent.
          “Guarantee Obligation” or “guarantee”: as to any Person (the “guaranteeing person”), any obligation, including a reimbursement, counterindemnity or similar obligation, of the guaranteeing Person that guarantees or in effect guarantees, any Indebtedness, leases, dividends or other obligations (the “primary obligations”) of any other third Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term “Guarantee Obligation” shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith.
          “Guarantors”: the collective reference to Holdings and the Subsidiary Guarantors.
          “Hedging Obligations”: for any Person, the obligations of such Person under swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates or currency exchange rates or commodity prices (including, without limitation, for purposes of this definition, rates for electrical power used in the ordinary course of business), either generally or under specific contingencies.
          “Holdings”: as defined in the preamble hereto and, following a Permitted Reorganization, Parent. Prior to a Permitted Reorganization, references herein to Precision Drilling Trust or Holdings include the Trustees in their capacity as trustees of Precision Drilling Trust.
          “incur”: with respect to any Indebtedness or Obligation, incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to such Indebtedness or Obligation; provided that (1) the Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary of Holdings shall be deemed to have been incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of Holdings and (2) neither the accrual of interest nor the accretion of original issue discount or the accretion or accumulation of dividends on any Equity Interests shall be deemed to be an incurrence of Indebtedness.
          “Indebtedness”: of any Person at any date, without duplication:
     (1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);
     (2) all obligations of such Person evidenced by bonds, debentures, banker’s acceptances, notes or other similar instruments;
     (3) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty and similar credit transactions;
     (4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except deferred compensation, trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services and not overdue by more than 180 days unless subject to a bona fide dispute;
     (5) the maximum fixed redemption or repurchase price of all Disqualified Equity Interests of such Person or, with respect to any Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock;
     (6) all Capitalized Lease Obligations of such Person;
     (7) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

     (8) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of Holdings or its Subsidiaries that is guaranteed by Holdings or Holdings’ Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of Holdings and its Subsidiaries on a consolidated basis;
     (9) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and
     (10) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.
          The amount of any Indebtedness which is incurred at a discount to the principal amount at maturity thereof as of any date shall be deemed to have been incurred at the accreted value thereof as of such date. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (7), the lesser of (a) the Fair Market Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (b) the amount of the Indebtedness secured. For purposes of clause (5), the “maximum fixed redemption or repurchase price” of any Disqualified Equity Interests that do not have a fixed redemption or repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were redeemed or repurchased on any date on which an amount of Indebtedness outstanding shall be required to be determined pursuant to this Agreement.
          “Indemnified Liabilities: as defined in Section 11.5.
          “Indemnitee”: as defined in Section 11.5.
          “Independent Director”: a director of the Borrower who:
     (1) is independent with respect to the transaction at issue;
     (2) does not have any material financial interest in Holdings or any of its Affiliates (other than as a result of holding securities of Holdings or the Borrower); and
     (3) has not, and whose Affiliates or affiliated firm have not, at any time during the twelve months prior to the taking of any action hereunder, directly or indirectly, received, or entered into any understanding or agreement to receive, any compensation, payment or other benefit, of any type or form, from Holdings, the Borrower or any of their respective Affiliates, other than customary directors’ fees for serving on the Board of Directors of the Borrower or the Board of Directors of Holdings or any Affiliate and reimbursement of out-of-pocket expenses for attendance at the Borrower’s, Holdings’ or any of their respective Affiliates’ board and board committee meetings.
          “Initial Lenders”: Royal Bank of Canada, Deutsche Bank AG Cayman Islands Branch and HSBC Bank USA, National Association.
          “Initial Loans”: as defined in Section 2.1(a)(i).
          “Initial Maturity Date”: the first anniversary of the Closing Date.

          “Insolvency”: with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of Section 4245 of ERISA.
          “Insolvency of Holdings”: any of the following with respect to Precision Drilling Trust:
     (1) if Precision Drilling Trust shall be unable, or admits in writing its inability or failure, to pay its debts generally as they become due or makes a general assignment for the benefit of its creditors or commits or threatens to commit an act which, if committed by a corporation, would constitute an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any statute passed in substitution therefor, as amended from time to time;
     (2) if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction against Precision Drilling Trust seeking an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with or distribution to creditors, a readjustment of debts, the appointment of a trustee in bankruptcy, receiver, liquidator, or the like of all or any substantial part of the Trust Fund, or any other like relief in respect of Precision Drilling Trust or the Trust Fund under any bankruptcy, winding up, reorganization (other than pursuant to a Permitted Reorganization) or insolvency law and the same shall continue undismissed or unstayed for any period of 60 consecutive days;
     (3) if the Trustees shall: (A) pursuant to winding up, bankruptcy, insolvency, arrangement or similar laws, apply for or consent to the appointment of a receiver, trustee, intervenor, custodian, liquidator, interim receiver, receiver-manager, assignee, sequestrator or similar official of itself or of all or a substantial part of its assets; (B) file a voluntary petition in bankruptcy; (C) commence any proceeding or file a petition, answer, consent, proposal or plan, or give any notice of its intention to do so, seeking any liquidation, winding up or reorganization or seeking any arrangement, compromise, adjustment, composition, moratorium or other relief whatsoever in respect of its indebtedness and liabilities to its creditors, or any class or classes thereof, under any applicable bankruptcy, insolvency, arrangement or similar law or consent to the filing of any such petition, proposal, plan or proceeding; or (D) file an answer admitting the material allegations of or consent to or default in answering a petition filed against it in any winding up, bankruptcy, reorganization or insolvency proceeding, or action shall be taken by such Person for the purpose of effecting any of the foregoing;
     (4) if an order, judgment or decree shall be entered by any court of competent jurisdiction or other competent authority approving the appointment of a receiver, receiver-manager, interim receiver, trustee in bankruptcy, intervenor, custodian, or liquidator of Precision Drilling Trust or of any substantial portion of the Trust Fund and such order, judgment or decree shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof; or
     (5) any event (other than pursuant to a Permitted Reorganization) resulting in the dissolution, termination, winding-up or insolvency of Holdings.
          “Insolvent”: pertaining to a condition of Insolvency.
          “Insolvent Person”: as of any date of determination, a Person who resides, carries on business or has property in Canada and (a) who is for any reason unable to meet his obligations as they generally become due, (b) who has ceased paying his current obligations in the ordinary course of business as they generally become due, or (c) the aggregate of whose property is not, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would not be sufficient to enable payment of all his obligations, due and accruing due.
          “Intellectual Property”: all patents, patent applications, trademarks, trade names, service marks, copyrights, technology, trade secrets, proprietary information, domain names, know-how and processes necessary for the conduct of Holdings’ or any Restricted Subsidiary’s business.
          “Interest Payment Date”: (a) for Bridge Loans, the last day of each March, June, September and December (or, if an Event of Default is in existence, the last day of each calendar month) to occur while any Bridge Loan is outstanding and the Initial Maturity Date, (b) for Term Loans, the last day of each March, June, September and December (or, if an Event of Default is in existence, the last day of each calendar month) to occur while any Term Loan is outstanding and the Final Maturity Date and (c) the date of any repayment or prepayment made in respect thereof.
          “Interest Rate Cap”: the greater of:
     (1) 12.00%, or, if either the corporate family rating for the Borrower is less than BB- (with a stable outlook) from S&P or less than Ba3 (with a stable outlook) from Moody’s or either the rating for the Loans or the Exchange Notes, as the case may be, is less than B+ (with a stable outlook) from S&P or less than B1 (with a stable outlook) from Moody’s, 13.00%, plus the number of basis points per annum, if any, by which the all-in yield of the 5-year HYCDX index (assuming the spread and OID equivalent applicable to such index) has increased as measured by the greatest of: (1) the change in the all-in yield of the 5-year HYCDX-10 since August 24, 2008, (2) the sum of (x) the change in the all-in yield of the 5-year HYCDX-10 from August 24, 2008 to the roll-over date between the 5-year HYCDX-10 and 5-year HYCDX-11 (the “HYCDX-11 Rollover Date”) plus (y) the change in the all-in yield of the 5-year HYCDX-11 since the HYCDX-11 Rollover Date or (3) the sum of (x) the change in the all-in yield of the 5-year HYCDX-10 from August 24, 2008 to the HYCDX-11 Rollover Date plus (y) the change in the all-in yield of the 5-year HYCDX-11 from the HYCDX-11 Rollover Date to the roll-over date between the 5-year HYCDX-11 and 5-year HYCDX-12 (the “HYCDX-12 Rollover Date”) plus (z) the change in the all-in yield of the 5-year HYCDX-12 since the HYCDX-12 Rollover Date (it being understood that the relevant 5-year HYCDX index will be measured by the opening bid for the relevant index on the applicable date, or, if such date is not a Business Day, the closing bid level on the immediately preceding Business Day); and
     (2) 16.66%.
     “Investments”: for any Person:
     (1) all direct or indirect investments by such Person in any other Person (including Affiliates) in the form of loans, advances or capital contributions or other credit extensions constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person;
     (2) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Equity Interests or other securities of any other Person (other than any such purchase that constitutes a Restricted Payment of the type described in clause (2) of the definition thereof);

     (3) all other items that would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP (including, if required by GAAP, purchases of assets outside the ordinary course of business); and
     (4) the Designation of any Subsidiary as an Unrestricted Subsidiary.
          Except as otherwise expressly specified in this definition, the amount of any Investment (other than an Investment made in cash) shall be the Fair Market Value thereof on the date such Investment is made. The amount of an Investment pursuant to clause (4) shall be the Designation Amount determined in accordance with Section 7.14. If Holdings or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary, or any Restricted Subsidiary issues any Equity Interests, in either case, such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary, Holdings shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Restricted Subsidiary retained. Notwithstanding the foregoing, purchases or redemptions of Equity Interests of Holdings shall be deemed not to be Investments.
          “Judgment Currency”: as defined in Section 11.18.
          “Lenders”: as defined in the preamble hereto; provided, that unless the context otherwise requires, each reference herein to the Lenders shall be deemed to include any Conduit Lender.
          “Lien”: with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, lease, easement, restriction, covenant, charge, security interest or other encumbrance of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, but excluding, for certainty, deemed security interests arising under Section 1(1) (tt) (ii) of the Personal Property Security Act (Alberta) or similar legislation with respect to transfers of accounts, consignments of goods and leases with a term of more than one year that are not capital leases and do not secure performance of a payment or other obligation.
          “Limited Partnership Agreement”: the Limited Partnership Agreement of Precision Drilling Limited Partnership, dated as of September 28, 2005, among 1194312 Alberta Ltd., Holdings and the limited partners of Precision Drilling Limited Partnership, as amended, supplemented or otherwise modified from time to time.
          “Loan”: an Initial Loan, a Delayed Draw Loan or Term Loan, as applicable.
          “Loan Documents”: this Agreement, the Notes and the Guarantee, the Marketing Side Letter and any amendment, waiver, supplement or other modification to any of the foregoing.
          “Loan Parties”: each Group Member that is a party to a Loan Document.
          “Marketing Side Letter”: the Marketing Side Letter, dated as of the date hereof, among the Borrower, Royal Bank of Canada, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank Canada, HSBC Bank USA, National Association, and The Toronto-Dominion Bank.
          “Material Adverse Effect”: a material adverse effect on (a) the business, property, operations or condition (financial or otherwise) of Holdings and its Subsidiaries taken as a whole except to the extent any such effect results directly and solely from the Contingent Tax Liabilities becoming due to the relevant taxing authorities or (b) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights or remedies of the Administrative Agent or the Lenders hereunder or thereunder.
          “Materials of Environmental Concern”: any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any Environmental Law, and any other substance, material or wastes that could reasonably be expected to give rise to an Environmental Liability, including asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.
          “Moody’s”: Moody’s Investors Service, Inc. and its successors.
          “Multiemployer Plan”: a Plan that is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.
          “Multijurisdictional Disclosure System”: the Canada-U.S. Multijurisdictional Disclosure System adopted by the SEC and the Canadian Securities Administrators, as in effect from time to time, and any successor statutes, rules or regulations thereto.
          “Net Cash Proceeds”: (a) in connection with any Asset Sale or any Recovery Event, the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received), net of attorneys’ fees, accountants’ fees, brokerage fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event (other than any Lien pursuant to a Senior Secured Security Document) and other customary fees and expenses actually incurred in connection therewith and net of taxes (including withholding taxes) paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and (b) in connection with any issuance or sale of Equity Interests or any incurrence of Indebtedness, the cash proceeds received from such issuance or incurrence, net of attorneys’ fees, investment banking fees, accountants’ fees, brokerage fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith.
          “New Borrower”: as defined in the definition of “Permitted Reorganization”.
          “Non-Excluded Taxes”: as defined in Section 2.21(a).
          “Non-Recourse Debt”: Indebtedness of an Unrestricted Subsidiary
     (1) as to which neither Holdings nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and
     (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Holdings or any Restricted Subsidiary to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

          “Non-U.S. Lender”: as defined in Section 2.21(d).
          “Notes”: the collective reference to any promissory notes evidencing Loans.
          “Obligations”: the unpaid principal of and interest on (including interest accruing after the maturity of the Loans and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans and all other obligations and liabilities of the Borrower to the Administrative Agent or to any Lender, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to the Administrative Agent or to any Lender that are required to be paid by the Borrower pursuant hereto) or otherwise.
          “Officers’ Certificate”: a certificate signed by two Officers.
          “Officer”: any of the following of Holdings or the Borrower, as the case may be: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, any Trustee, the Treasurer or the Secretary.
          “OID”: original issue discount.
          “Opinion of Counsel”: an opinion from legal counsel who is reasonably acceptable to Administrative Agent. The counsel may be an employee of or counsel to the Borrower or the Administrative Agent.
          “Other Taxes”: any and all present or future stamp or documentary or other excise or property taxes, charges or similar taxes or levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.
          “Parent”: as defined in the definition of “Permitted Reorganization.”
          “Participant”: as defined in Section 11.6(c).
          “PBGC”: the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (or any successor).
          “Pension Plan”: any Plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which any Group Member or any ERISA Affiliate is (or, if such Plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.
          “Permitted Business”: the businesses engaged in by Holdings and its Subsidiaries (after giving pro forma effect to the Acquisition) on the Closing Date as described in the Confidential Information Memorandum and businesses that are reasonably related thereto or reasonable extensions thereof (other than, in each case, material exploration or production businesses).
          “Permitted Indebtedness”: as defined in Section 8.3(b).

          “Permitted Investments”:
     (1) Investments by Holdings or any Restricted Subsidiary in (a) any Restricted Subsidiary or (b) any Person that will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into Holdings or any Restricted Subsidiary; provided the surviving or continuing Person of such merger or consolidation is either Holdings or a Restricted Subsidiary;
     (2) Investments in Holdings by any Restricted Subsidiary;
     (3) loans and advances to directors, employees and officers of Holdings and the Restricted Subsidiaries (i) in the ordinary course of business (including payroll, travel and entertainment related advances) (other than any loans or advances to any director or executive officer (or equivalent thereof) that would be in violation of Section 402 of the Sarbanes Oxley Act) and (ii) to purchase Equity Interests of Holdings not in excess of U.S.$2.5 million individually and U.S.$5.0 million in the aggregate outstanding at any one time;
     (4) Hedging Obligations entered into in the ordinary course of business for bona fide hedging purposes of Holdings or any Restricted Subsidiary not for the purpose of speculation;
     (5) Investments in cash and Cash Equivalents;
     (6) receivables owing to Holdings or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Holdings or any such Restricted Subsidiary deems reasonable under the circumstances;
     (7) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or received in compromise or resolution of litigation, arbitration or other disputes with such parties;
     (8) Investments made by Holdings or any Restricted Subsidiary as a result of consideration received in connection with an Asset Sale made in compliance with Section 8.4 and the Net Cash Proceeds of which are applied in compliance with Section 2.13(b);
     (9) lease, utility and other similar deposits in the ordinary course of business;
     (10) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Holdings or any Restricted Subsidiary or in satisfaction of judgments;
     (11) Permitted Joint Venture Investments made by Holdings or any of its Restricted Subsidiaries, in an aggregate amount (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (11), that does not exceed U.S.$25.0 million;
     (12) guarantees permitted in accordance with Section 8.3;
     (13) repurchases of, or other Investments in, the Loans or the Exchange Notes;

     (14) advances or extensions of credit in the nature of accounts receivable arising from the sale or lease of goods or services, the leasing of equipment or the licensing of property in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided that such trade terms may include such concessionary trade terms as the Borrower, Holdings or the applicable Restricted Subsidiary deems reasonable under the circumstances;
     (15) Investments existing on the Closing Date;
     (16) the Acquisition;
     (17) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Equity Interests) of the Borrower or Holdings; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under the Restricted Payments Basket; and
     (18) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value) that, when taken together with all other Investments made pursuant to this clause (18) since the Closing Date, do not exceed the greater of (a) U.S. $100.0 million or (b) 5.0% of Holdings’ Consolidated Tangible Assets.
          In determining whether any Investment is a Permitted Investment, Holdings may allocate or reallocate all or any portion of an Investment among the clauses of this definition and any of the provisions of Section 8.1.
          “Permitted Joint Venture Investment”: with respect to an Investment by any specified Person, an Investment by such specified Person in any other Person engaged in a Permitted Business (a) over which the specified Person is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has operational and managerial control of such other Person, or veto power over significant management decisions affecting such other Person and (b) of which at least 30.0% of the outstanding Equity Interests of such other Person is at the time owned directly or indirectly by the specified Person.
          “Permitted Liens”: the following types of Liens:
     (1) inchoate Liens for taxes, assessments or governmental charges or levies which (a) are not yet due and payable or delinquent or (b) are being contested in good faith by appropriate proceedings and as to which Holdings or the Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to Canadian generally accepted accounting principles;
     (2) Liens in respect of property of Holdings or any Restricted Subsidiary imposed by law or contract, which were not incurred or created to secure Indebtedness for borrowed money, such as carriers’, warehousemen’s, materialmen’s, landlords’, workmen’s, suppliers’, repairmen’s and mechanics’ Liens and other similar Liens arising in the ordinary course of business, and which do not in the aggregate materially detract from the value of the property of Holdings or its Restricted Subsidiaries, taken as a whole, and do not materially impair the use thereof in the operation of the business of Holdings and its Restricted Subsidiaries, taken as a whole;

     (3) Liens (i) imposed by law or deposits made in connection therewith in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, (ii) incurred in the ordinary course of business to secure the performance of tenders, statutory obligations (other than excise taxes), surety, stay, customs and appeal bonds, statutory bonds, bids, leases, government contracts, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) or (iii) arising by virtue of deposits made in the ordinary course of business to secure liability for premiums to insurance carriers;
     (4) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;
     (5) Liens arising out of judgments or awards not resulting in a Default or an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;
     (6) easements, rights of way, restrictions (including zoning restrictions), covenants, encroachments, protrusions and other similar charges or encumbrances, and minor title deficiencies on or with respect to any Real Property, in each case whether now or hereafter in existence, not (i) securing Indebtedness and (ii) in the aggregate materially interfering with the conduct of the business of Holdings and its Restricted Subsidiaries and not materially impairing the use of such Real Property in such business;
     (7) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;
     (8) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of Holdings or any Restricted Subsidiary, including rights of offset and setoff;
     (9) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more of accounts maintained by Holdings or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements;
     (10) leases with respect to the assets or properties of Holdings and any Restricted Subsidiary, in each case entered into in the ordinary course of Holdings’ or such Restricted Subsidiary’s business so long as such leases do not, individually or in the aggregate, (i) interfere in any material respect with the ordinary conduct of the business of Holdings or any Restricted Subsidiary or (ii) materially impair the use (for its intended purposes) or the value of the property subject thereto;
     (11) Liens resulting from the filing of financing statements solely as a precautionary measure in connection with operating leases or consignments of goods or transfers of accounts;

     (12) Liens securing all of the Loans, the Guarantee, any Exchange Notes and any guarantees thereof;
     (13) Liens securing Hedging Obligations entered into for bona fide hedging purposes of Holdings or any Restricted Subsidiary not for the purpose of speculation;
     (14) Liens existing on the Closing Date securing Indebtedness outstanding on the Closing Date; provided that (i) the aggregate principal amount of the Indebtedness, if any, secured by such Liens does not increase; and (ii) such Liens do not encumber any property other than the property subject thereto on the Closing Date (plus improvements, accessions, proceeds or dividends or distributions in respect thereof);
     (15) Liens in favor of Holdings, the Borrower or a Subsidiary Guarantor;
     (16) Liens securing Indebtedness under the Credit Facilities incurred and then outstanding pursuant to Section 8.3(b)(i) and related Hedging Obligations;
     (17) Liens arising pursuant to Purchase Money Indebtedness incurred pursuant to Section 8.3(b)(viii); provided that (i) the Indebtedness secured by any such Lien (including refinancings thereof) does not exceed 100.0% of the cost of the property being acquired or leased at the time of the incurrence of such Indebtedness; (ii) any such Liens attach only to the property being financed pursuant to such Purchase Money Indebtedness (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) and do not encumber any other property of Holdings or any Restricted Subsidiary and (iii) such Liens are created within 180 days of construction, acquisition or improvement of such assets or property;
     (18) Liens securing Acquired Indebtedness permitted to be incurred under this Agreement; provided that the Liens do not extend to assets not subject to such Lien at the time of acquisition (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) and are no more favorable in any material respect to the lienholders than those securing such Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by Holdings or a Restricted Subsidiary;
     (19) Liens on property of a Person existing at the time such Person is acquired or amalgamated or merged with or into or consolidated with Holdings or any Restricted Subsidiary (and not created in anticipation or contemplation thereof); provided that such Liens do not extend to property not subject to such Liens at the time of acquisition (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) and are no more favorable in any material respect to the lienholders than the existing Lien;
     (20) Liens to secure Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (14), (15), (16), (17), (18) and (19) and this clause (20); provided that such Liens do not extend to any additional assets (other than improvements thereon and replacements thereof);
     (21) licenses of Intellectual Property granted by Holdings or any Restricted Subsidiary in the ordinary course of business and not interfering in any material respect with the ordinary conduct of the business of Holdings or such Restricted Subsidiary;

     (22) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business;
     (23) Liens in favor of the Administrative Agent or the Exchange Note Trustee as provided for in this Agreement or the Exchange Notes Indenture, as the case may be, on money or property held or collected by the Administrative Agent or the Exchange Note Trustee in its capacity as such;
     (24) Liens securing Specified Cash Management Agreements entered into in the ordinary course of business;
     (25) Liens on assets of any Foreign Restricted Subsidiary to secure Indebtedness of such Foreign Restricted Subsidiary which Indebtedness is permitted by this Agreement;
     (26) Liens securing Indebtedness incurred under Section 8.3(b)(xviii); and
     (27) other Liens with respect to obligations which do not in the aggregate exceed the greater of (a) U.S.$150.0 million or (b) 5.0% of Holdings’ Consolidated Tangible Assets at any time outstanding.
          “Permitted Reorganization”: a reorganization, in a transaction or series of related transactions, of Holdings and/or the Borrower and/or their respective direct and/or indirect Subsidiaries for the purposes of avoiding the application of the Canadian “SIFT” Rules and any related tax or trust, corporate or partnership reorganization including, without limitation, the contemporaneous or, to the extent entered into in connection with such reorganization, subsequent termination or winding-up of Holdings (provided that if Precision Drilling Trust remains in existence, it shall remain a Guarantor); provided, that such reorganization satisfies the following conditions: (a) if Holdings elects to change the borrower hereunder, one or more Solvent entities organized under the laws of Canada, the United States, or a province or state thereof (collectively, the “New Borrower”) shall assume, pursuant to documentation reasonably acceptable to the Administrative Agent, all of the applicable obligations and liabilities of the Borrower under this Agreement and the other Loan Documents, and thereafter all references to the “Borrower” for purposes of this Agreement and the other Loan Documents shall be deemed to include the New Borrower, (b) the ultimate parent company resulting from such reorganization (“Parent”), if not the New Borrower, shall assume all of the applicable obligations of Holdings under this Agreement and the other Loan Documents pursuant to documentation reasonably acceptable to the Administrative Agent and thereafter all references to “Holdings” for purposes of this Agreement and the other Loan Documents shall be deemed to be a reference to Parent, and Parent (if not the New Borrower) and the New Borrower (if applicable) shall comply, and shall cause their respective Subsidiaries to comply, with the applicable requirements of Section 7.10, (c) Parent and the New Borrower (if applicable) shall deliver legal opinions of Bennett Jones LLP and/or Mayer Brown LLP or other independent legal counsel reasonably satisfactory to the Administrative Agent, addressed to the Administrative Agent and the Lenders, that all assumption agreements and guarantees entered into pursuant to clauses (a) and (b) above are enforceable in accordance with their terms, including customary opinions as to existence, power and authority (subject in each case to customary qualifications and assumptions), (d) after giving effect to any steps taken in accordance with Section 11.19, no Default or Event of Default shall have occurred and be continuing nor will result therefrom, (e) the reorganization shall not result in any adverse tax consequences related to withholding tax or similar amounts in respect of payments to the Lenders hereunder or under any other Loan Document (after taking into account the Borrower’s indemnification obligations under Section 2.21), (f) the reorganization shall not, by itself, result in any reduction to the corporate credit rating of Holdings or the Borrower by either S&P or Moody’s from that in effect immediately prior to the reorganization and (g) the Administrative Agent and the Lenders shall receive the benefit of such other representations and warranties, assurances, legal opinions (subject to customary qualifications and assumptions) and other documents with respect to such reorganization as may be reasonably requested by the Administrative Agent including, without limitation, to preserve as against the Parent, the New Borrower (if applicable) and other entities resulting from the reorganization the substance of Section 7, Section 8 and Section 9 hereof and the Parent, the New Borrower (if applicable), the other entities resulting from the reorganization, the Administrative Agent and the Lenders, each acting reasonably, shall enter into such amendments and other documents as requested or required by the Administrative Agent in accordance with the foregoing to give effect to the terms of this Agreement (including Section 11.19) with respect to a Permitted Reorganization and any consequential amendments required to preserve the substance of Section 7, Section 8 and Section 9 hereof.
          “Person”: any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, mutual fund trust, unincorporated organization or government or other agency or political subdivision thereof or other legal entity of any kind.
          “Plan”: any employee benefit plan as defined in Section 3(3) of ERISA, including any employee welfare benefit plan (as defined in Section 3(1) of ERISA), any employee pension benefit plan (as defined in Section 3(2) of ERISA), and any plan which is both an employee welfare benefit plan and an employee pension benefit plan, and in respect of which any Group Member or any ERISA Affiliate is an “employer” as defined in Section 3(5) of ERISA, excluding Foreign Benefit Arrangements, Foreign Plans, Canadian Benefit Plans and Canadian Pension Plans.
          “Plan of Liquidation”: for any Person, a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (1) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and (2) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining assets of such Person to holders of Equity Interests of such Person.
          “Preferred Stock”: with respect to any Person, any and all preferred or preference stock or other equity interests (however designated) of such Person whether now outstanding or issued after the Closing Date that is preferred as to the payment of dividends upon liquidation, dissolution or winding up.
          “Pro Forma Balance Sheet”: as defined in Section 5.1(a).
          “Pro Forma Financial Statements”: as defined in Section 5.1(a).
          “Pro Forma Statement of Operations”: as defined in Section 5.1(a).
          “Projections”: as defined in Section 7.2(c).
          “Properties”: as defined in Section 5.18(a).
          “Purchase Money Indebtedness”: Indebtedness, including Capitalized Lease Obligations, of Holdings or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price of property, plant or equipment used in the business of Holdings or any Restricted Subsidiary or the cost of installation, construction or improvement thereof; provided, however, that (except in the case of Capitalized Lease Obligations) (1) the amount of such Indebtedness shall not exceed such purchase price or cost and (2) such Indebtedness shall be incurred within 90 days after such acquisition of such asset by Holdings or such Restricted Subsidiary or such installation, construction or improvement.
          “Qualified Equity Interests”: of any Person, Equity Interests of such Person other than Disqualified Equity Interests; provided that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold or owed to a Subsidiary of such Person or financed, directly or indirectly, using funds (1) borrowed from such Person or any Subsidiary of such Person until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by such Person or any Subsidiary of such Person (including, without limitation, in respect of any employee stock ownership or benefit plan). Unless otherwise specified, Qualified Equity Interests refer to Qualified Equity Interests of Holdings.
          “Qualified Equity Offering”: the issuance and sale of Qualified Equity Interests of Holdings (or any direct or indirect parent of Holdings to the extent the net proceeds therefrom are contributed to the equity capital of Holdings or used to purchase Qualified Equity Interests of Holdings), other than (a) any issuance pursuant to employee benefit plans or otherwise in compensation to officers, directors, trustees or employees, (b) public offerings with respect to Holdings’ Qualified Equity Interests, or options, warrants or rights, registered on Form S-4 or S-8, or (c) any offering of Qualified Equity Interests issued in connection with a transaction that constitutes a Change of Control.
          “Real Property” means, collectively, all right, title and interest (including any leasehold estate) in and to any and all parcels of or interests in real property owned, leased or operated by any Person, whether by lease, license or other means, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all improvements and appurtenant fixtures and equipment, all general intangibles and contract rights and other property and rights incidental to the ownership, lease or operation thereof.
          “Recovery Event”: any settlement of or payment in excess of $5,000,000 in respect of (i) any property or casualty insurance claim or (ii) any condemnation or expropriation proceeding relating to any asset of any Group Member.
          “Redemption Notes”: the notes defined as such in the Trust Declaration.
          “Redesignation”: as defined in Section 7.14.
          “Refinancing Indebtedness”: Indebtedness of Holdings or a Restricted Subsidiary incurred in exchange for, or the proceeds of which are used to redeem, refinance, replace, defease, discharge, refund or otherwise retire for value, in whole or in part, any Indebtedness of Holdings or any Restricted Subsidiary (the “Refinanced Indebtedness”); provided that:
     (1) the principal amount (and accreted value, in the case of Indebtedness issued at a discount) of the Refinancing Indebtedness does not exceed the principal amount (and accreted value, as the case may be) of the Refinanced Indebtedness plus the amount of accrued and unpaid interest on the Refinanced Indebtedness, any reasonable premium paid to the holders of the Refinanced Indebtedness and reasonable expenses incurred in connection with the incurrence of the Refinancing Indebtedness;
     (2) the obligor of the Refinancing Indebtedness does not include any Person (other than Holdings, the Borrower or any Subsidiary Guarantor) that is not an obligor of the Refinanced Indebtedness;

     (3) if the Refinanced Indebtedness was subordinated in right of payment to the Loans or the Guarantee, as the case may be, then such Refinancing Indebtedness, by its terms, is subordinate in right of payment to the Loans or the Guarantee, as the case may be, at least to the same extent as the Refinanced Indebtedness;
     (4) the Refinancing Indebtedness has a Stated Maturity either (a) no earlier than the Refinanced Indebtedness being repaid or amended or (b) no earlier than 91 days after the Final Maturity Date;
     (5) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the Final Maturity Date has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Refinanced Indebtedness being repaid that is scheduled to mature on or prior to the Final Maturity Date; and
     (6) the proceeds of the Refinancing Indebtedness shall be used substantially concurrently with the incurrence thereof to redeem, refinance, replace, defease, discharge, refund or otherwise retire for value the Refinanced Indebtedness, unless the Refinanced Indebtedness is not then due and is not redeemable or prepayable at the option of the obligor thereof or is redeemable or prepayable only with notice, in which case such proceeds shall be held in a segregated account of the obligor of the Refinanced Indebtedness until the Refinanced Indebtedness becomes due or redeemable or prepayable or such notice period lapses and then shall be used to refinance the Refinanced Indebtedness; provided that in any event the Refinanced Indebtedness shall be redeemed, refinanced, replaced, defeased, discharged, refunded or otherwise retired for value within one year of the incurrence of the Refinancing Indebtedness.
          “Register”: as defined in Section 11.6(b)(iv).
          “Regulation U”: Regulation U of the Board as in effect from time to time.
          “Reinvestment Deferred Amount”: with respect to any Reinvestment Event, the aggregate Net Cash Proceeds received by any Group Member in connection therewith that are not applied toward the prepayment of the Loans pursuant to Section 2.13(b), the payment of obligations of the Borrower under the Senior Secured Credit Facilities and the payment of obligations of the Borrower under any Exchange Notes as a result of the delivery of a Reinvestment Notice.
          “Reinvestment Event”: any Asset Sale or Recovery Event in respect of which the Borrower has delivered a Reinvestment Notice.
          “Reinvestment Notice”: a written notice executed by an Officer stating that no Event of Default has occurred and is continuing and that the Borrower or Holdings (directly or indirectly through a Subsidiary) intends and expects to use all or a specified portion of the Net Cash Proceeds of an Asset Sale or Recovery Event to (A) make any capital expenditure or otherwise invest within 12 months all or any part of the Net Cash Proceeds thereof in the purchase, improvement or repair of assets (other than securities and excluding working capital or current assets for the avoidance of doubt) to be used by Holdings or any Restricted Subsidiary in a Permitted Business, (B) acquire within 12 months Qualified Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the consummation of such acquisition or (C) a combination of (A) and (B).

          “Reinvestment Prepayment Amount”: with respect to any Reinvestment Event, the Reinvestment Deferred Amount relating thereto less any amount expended prior to the relevant Reinvestment Prepayment Date for the purposes described in clauses (A), (B) and (C) of the definition of “Reinvestment Notice.”
          “Reinvestment Prepayment Date”: with respect to any Reinvestment Event, the earlier of (a) the date occurring 12 months after such Reinvestment Event and (b) the date on which the Borrower shall have determined not to, or shall have otherwise ceased to, acquire or repair assets useful in the Borrower’s business with all or any portion of the relevant Reinvestment Deferred Amount.
          “Release”: any presence, release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leaching or migration of any Materials of Environmental Concern in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any Materials of Environmental Concern), or in, into or out of any vessel or facility, including the movement of any Materials of Environmental Concern through the air, soil, subsoil, surface, water, ground water, rock formation or otherwise.
          “Reorganization”: with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.
          “Reportable Event”: any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events for which the thirty-day notice period has been waived.
          “Required Lenders”: at any time, the holders of more than 50% of the sum of the aggregate Commitments then in effect and the aggregate unpaid principal amount of the Loans then outstanding; provided, that the portion of (x) any Commitments of any Defaulting Lender and (y) any unpaid Loans then held by any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.
          “Requirement of Law”: as to any Person, the Certificate of Incorporation and By-Laws, Articles of Incorporation or Amalgamation or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.
          “Restricted Payment”: any of the following:
     (1) the declaration or payment of any dividend or any other distribution (whether made in cash, securities or other property) on or in respect of Equity Interests of Holdings or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of Holdings or any Restricted Subsidiary, including, without limitation, any payment in connection with any merger or consolidation involving Holdings or any of its Restricted Subsidiaries but excluding (a) dividends or distributions payable solely in Qualified Equity Interests or through accretion or accumulation of such dividends on such Equity Interests and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to Holdings or to a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of its Common Stock on a pro rata basis);
     (2) the purchase, redemption, defeasance or other acquisition or retirement for value of any Equity Interests of Holdings or any direct or indirect parent of Holdings held by Persons other than Holdings or a Restricted Subsidiary (including, without limitation, any payment in connection with any merger or consolidation involving Holdings);
     (3) any Investment other than a Permitted Investment; or
     (4) any principal payment on, purchase, redemption, defeasance, prepayment, decrease or other acquisition or retirement for value prior to any scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Subordinated Indebtedness (other than any Subordinated Indebtedness owed to and held by Holdings or any Restricted Subsidiary permitted under Section 8.3(b)(vi)).
          “Restricted Payments Basket” has the meaning given to such term in Section 8.1(a).
          “Restricted Subsidiary”: any Subsidiary other than an Unrestricted Subsidiary.
          “S&P”: Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.
          “Sale and Repurchase Agreements”: the Sale and Repurchase Agreement, dated as of December 23, 2008, by and between the Borrower and Precision Lobos Corporation, as in effect on the Closing Date, and any other sale and repurchase agreements or similar agreements among any of the Loan Parties entered into after the date hereof; provided that any restrictions on dividends or distributions, loans or advances or transfers of property contained in such other agreements are, in the reasonable judgment of the Administrative Agent, no more restrictive to any Loan Party in all material respects as the analogous restrictions in the Sale and Repurchase Agreement, dated as of December 23, 2008, and the applicable covenants therein are qualified so as to permit exceptions thereto (i) for the purpose of permitting payment of the Obligations under this Agreement and the other Loan Documents to the same extent in all material respects as the qualifications contained in the Sale and Repurchase Agreement, dated as of December 23, 2008, (ii) to permit the granting of Liens under the Loan Documents and (iii) to subordinate any Liens (including backup Liens) thereunder to any Liens under the Loan Documents.
          “SEC”: the U.S. Securities and Exchange Commission, any successor thereto and any analogous Governmental Authority.
          “Secretary’s Certificate”: a certificate signed by the Secretary of the Borrower.
          “Securities Act”: the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.
          “Senior Secured Credit Agreement”: the Credit Agreement dated the date hereof by and among the Borrower, as borrower, Holdings, the several lenders party thereto, HSBC Bank Canada and The Toronto-Dominion Bank, as co-documentation agents, Deutsche Bank Securities Inc, as syndication agent and Royal Bank of Canada, as administrative agent, including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith (including Hedging Obligations related to the Indebtedness incurred thereunder), and in each case as further amended or refinanced from time to time by one or more agreements.
          “Senior Secured Credit Facilities”: the loans and commitments outstanding under the Senior Secured Credit Agreement.
          “Senior Secured Loans”: the loans outstanding under the Senior Secured Credit Facilities.

          “Senior Secured Security Documents”: the Security Documents (as defined in the Senior Secured Credit Agreement).
          “Solvent”: (a) when used with respect to any Person organized in the United States, means that, as of any date of determination, (i) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are determined in accordance with applicable federal, state and provincial laws governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (iv) such Person will be able to pay its debts as they mature and (b) when used with respect to any Person organized in Canada, means that, as of any date of determination, such Person is not an Insolvent Person. For purposes of this definition, (A) “debt” means liability on a “claim,” and (B) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.
          “Specified Cash Management Agreements”: any agreement providing for treasury, depositary, purchasing card or cash management services, including in connection with any automated clearing house transfers of funds or any similar transactions between the Borrower or any Guarantor and any lender under the Senior Secured Credit Agreement or affiliate thereof, including, without limitation, the centralized banking agreement among the Borrower, Precision Limited Partnership and Royal Bank of Canada providing for the administration of and netting of balances between Canadian bank accounts maintained by the Borrower and certain Subsidiaries with Royal Bank of Canada, as amended, restated or otherwise modified from time to time including, but not limited to, through the addition of new Subsidiaries as parties thereto and withdrawals of Subsidiaries therefrom from time to time, and including any replacement thereof entered into by the Borrower and any Subsidiaries with Royal Bank of Canada from time to time.
          “Specified Representations”: (a) the representations made by or on behalf of the Target in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower (or Holdings) has the right to terminate its obligations under the Acquisition Agreement as a result of the breach of such representations in the Acquisition Agreement and (b) the representations and warranties set forth in Sections 5.4, 5.5, 5.11, 5.15 and 5.17.
          “Stated Maturity”: with respect to any Indebtedness, the date specified in the agreement governing or certificate relating to such Indebtedness as the fixed date on which the final payment of principal of such Indebtedness is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.
          “Subordinated Indebtedness”: Indebtedness of Holdings, the Borrower or any Subsidiary Guarantor that is expressly subordinated in right of payment to the Loans or the Guarantee, as applicable.
          “Subsidiary”: with respect to any Person:
     (1) any corporation, limited liability company, association, trust or other business entity of which more than 50.0% of the total voting power of the Equity Interests entitled

(without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof); and
     (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).
     Unless otherwise specified, “Subsidiary” refers to a Subsidiary of Holdings.
          “Subsidiary Guarantors”: each Restricted Subsidiary of Holdings on the Closing Date (other than the Borrower) that is a guarantor of the Borrower’s obligations under this Agreement, and each other Person that is required to, or at the election of Holdings, does become a Subsidiary Guarantor by the terms of this Agreement after the Closing Date, in each case, until such Person is released from the Guarantee in accordance with the terms of this Agreement.
          “Successor”: as defined in Section 8.9(a).
          “Syndication Agent”: as defined in the preamble hereto.
          “Target”: Grey Wolf, Inc., a Texas corporation.
          “Target Material Adverse Effect”: with respect to the Target, a material adverse effect on the business, results of operations, or condition (financial or otherwise) of the Target and its Subsidiaries, taken as a whole, except to the extent any such effect results from: (a) changes in the industry in which the Target or its Subsidiaries operate or in the economy or the financial, securities or credit markets in the U.S. or elsewhere in the world, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities or declared or undeclared acts of war, terrorism, insurrection or natural disasters, that do not disproportionately affect the business, results of operations or condition (financial or otherwise) of the Target and its Subsidiaries, taken as a whole, relative to other industry participants, in any material respect, (b) the execution or public disclosure of the Acquisition Agreement or the consummation or the pendency of the transactions contemplated thereby, (c) fluctuations in the price or trading volume of shares of any trading stock of the Target (provided, however, that the exception in this clause (c) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such fluctuation has resulted in, or contributed to, a Target Material Adverse Effect), (d) changes in Applicable Law (as defined in the Acquisition Agreement) or in U.S. GAAP (as defined in the Acquisition Agreement) (or the interpretation thereof) after the date of the Acquisition Agreement that do not disproportionately affect the business, results of operations or condition (financial or otherwise) of the Target and its Subsidiaries, taken as a whole, relative to other industry participants, in any material respect, (e) any legal proceedings made or brought by any of the current or former holders of Equity Interests (as defined in the Acquisition Agreement) of the Target (or on their behalf or on behalf of such Persons) arising out of or related to the Acquisition Agreement or any of the transactions contemplated thereby, or (f) any failure by the Target to meet any published analyst estimates or expectations regarding the Target’s revenue, earnings or other financial performance or results of operations for any period or any failure by the Target to meet its internal budgets, plans or forecasts regarding its revenues, earnings or other financial performance or results of operations (provided, however, that the exception in this clause (f) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such failure has resulted in, or contributed to, a Target Material Adverse Effect).
          “Term Loans”: has the meaning specified in Section 2.1(c).

          “Transferee”: any Assignee or Participant.
          “Trust Declaration”: the Declaration of Trust of Holdings, dated as of September 22, 2005, between the settlor and the Trustees named therein, as amended, supplemented or otherwise modified from time to time.
          “Trust Fund”: the “Trust Assets” as defined in the Trust Declaration.
          “Trust Units”: the trust units of Holdings representing beneficial ownership interests therein and created, issued and certified under the Trust Declaration as from time to time outstanding and entitled to the benefits thereof but excluding any Special Voting Unit as provided for in the Trust Declaration.
          “Trustees”: the trustees of Precision Drilling Trust from time to time and being, on the date hereof, Robert J.S. Gibson, Patrick M. Murray and Allen Hagerman. Prior to a Permitted Reorganization, references herein to Precision Drilling Trust or Holdings include the Trustees in their capacity as trustees of Precision Drilling Trust.
          “United States”: the United States of America.
          “Unrestricted Subsidiary”: (a) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Borrower and Holdings in accordance with Section 7.14 and (b) any Subsidiary of an Unrestricted Subsidiary.
          “Voting Stock”: with respect to any Person, securities of any class of Equity Interests of such Person (including, with respect to Holdings and without limitation, Trust Units) entitling the holders thereof (whether at all times or only so long as no senior class of stock or other relevant equity interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.
          “Weighted Average Life to Maturity” when applied to any Indebtedness at any date, means the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at Stated Maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (2) the then outstanding principal amount of such Indebtedness.
          “Wholly Owned Subsidiary”: a Restricted Subsidiary, all of the Equity Interests of which (other than directors’ qualifying shares) are owned by Holdings or another Wholly-Owned Subsidiary; provided that for purposes of determining if Precision Drilling Limited Partnership is a Wholly-Owned Subsidiary of Holdings, the Exchangeable LP Units shall be disregarded.
          “Withdrawal Liability”: any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.
          1.2 Other Definitional Provisions. (a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto.
          (b) As used herein and in the other Loan Documents, and any certificate or other document made or delivered pursuant hereto or thereto, (i) accounting terms relating to any Group

Member not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP, (ii) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” (iii) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Equity Interests, securities, revenues, accounts, leasehold interests and contract rights, and (iv) references to agreements or other Contractual Obligations shall, unless otherwise specified, be deemed to refer to such agreements or Contractual Obligations as amended, supplemented, restated or otherwise modified from time to time.
          (c) The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.
          (d) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.
          1.3 Concerning the Trustees. The parties hereto acknowledge that Precision Drilling Corporation, solely in its capacity as administrator of Precision Drilling Trust (in such capacity, the “Administrator”), is entering into this Agreement in such capacity as agent for and on behalf of Precision Drilling Trust, and the obligations of Precision Drilling Trust hereunder shall not be binding upon any of the Trustees in a personal capacity, but only in their capacity as Trustees, and that any recourse against Precision Drilling Trust, the Trustees, the Administrator (in such capacity) or any of the holders of Trust Units or any annuitant under a plan of which a holder of Trust Units is a trustee or carrier (an “annuitant”) in any manner in respect of any indebtedness, obligation or liability of Precision Drilling Trust arising hereunder or in connection herewith or from matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund.
SECTION 2. AMOUNT AND TERMS OF COMMITMENTS
          2.1 Commitments. (a) Subject to the terms and conditions set forth herein, (i) on the Closing Date, each Lender severally agrees to make a loan in Dollars (individually, an “Initial Loan” and collectively, the “Initial Loans”) to the Borrower in an amount not to exceed the amount of such Lender’s Closing Date Commitment; and (ii) on or prior March 31, 2009 (such period, the “Delayed Draw Availability Period”), each Lender severally agrees to make a loan in Dollars (individually, a “Delayed Draw Loan” and, collectively, the “Delayed Draw Loans” and, together with the Initial Loans, the “Bridge Loans”) to the Borrower in an amount not to exceed the amount of such Lender’s Delayed Draw Commitment; provided, however, that the Borrower may only request one Delayed Draw Loan during the Delayed Draw Availability Period (the date such loan is made, the “Delayed Draw Loan Date”). Amounts borrowed under this Section 2.1(a) and repaid or prepaid may not be reborrowed.
          (b) To the extent Initial Loans are made on the Closing Date or Delayed Draw Loans are made during the Delayed Draw Availability Period, and, in each case, to the extent requested by a Lender, the Borrower shall execute and deliver to each requesting Lender on the Closing Date or the Delayed Draw Loan Date, as the case may be, a Note dated the Closing Date or the Delayed Draw Loan Date, as the case may be, to evidence the Initial Loan or the Delayed Draw Loan, as the case may be, made on such date, in the principal amount of the Initial Loans or Delayed Draw Loans, as the case may be, held by such Lender on such date and with other appropriate insertions.

          (c) Subject to Section 2.3(a), the Borrower and each Lender severally agrees, if the Bridge Loans have not been repaid in full, that the then outstanding principal amount of each Bridge Loan shall automatically be converted into a term loan (individually, a “Term Loan” and collectively, the “Term Loans”) by the Borrower on the Initial Maturity Date in an aggregate principal amount equal to the then outstanding principal amount of the Bridge Loans.
          (d) To the extent the Bridge Loans are converted into Term Loans on the Initial Maturity Date and to the extent requested by a Lender, the Borrower shall execute and deliver to each requesting Lender on the Initial Maturity Date a Note dated the Initial Maturity Date to evidence the Term Loan made on such date. Such Note shall be denominated in the principal amount of the Term Loans held by such Lender on such date and shall include other appropriate insertions. Upon the conversion of the Bridge Loans into Term Loans, each Lender shall cancel on its records a principal amount of the Bridge Loans held by such Lender corresponding to the principal amount of Term Loans held by such Lender, which corresponding principal amount of the Bridge Loans shall be satisfied by the conversion of such Bridge Loans into Term Loans in accordance with Section 2.1(c). Amounts repaid in respect of Term Loans may not be reborrowed.
          2.2 Procedure for Borrowing. The Borrower shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 10:00 A.M., New York City time, one Business Day prior to the anticipated Closing Date or the anticipated date of the Delayed Draw Loans, as the case may be) requesting that the Lenders make the Initial Loans on the Closing Date or the Delayed Draw Loans on the Delayed Draw Loan Date, as the case may be, and specifying the amount to be borrowed. Upon receipt of such notice the Administrative Agent shall promptly notify each Lender thereof. Not later than 12:00 Noon, New York City time, on the Closing Date or the Delayed Draw Loan Date, as the case may be, each Lender shall make available to the Administrative Agent at the Funding Office an amount in immediately available funds equal to the Initial Loan or Delayed Draw Loan, as the case may be, to be made by such Lender. The Administrative Agent shall credit the account specified by the Borrower with the aggregate of the amounts made available to the Administrative Agent by the Lenders in immediately available funds.
          2.3 Repayment. (a) The Bridge Loans will mature on the Initial Maturity Date and, to the extent then unpaid, will automatically be converted into Term Loans; provided that the Bridge Loans shall not be so converted and shall be due and payable on the Initial Maturity Date if (i) an Event of Default shall have occurred and be continuing under Section 9(a) hereof, (ii) the Bridge Loans shall have become due and payable prior to their stated maturity pursuant to Section 9 hereof, (iii) any Senior Secured Loans shall have become due and payable prior to their stated maturity pursuant to the Senior Secured Credit Agreement or any other Indebtedness of the Borrower in an aggregate principal amount in excess of $30,000,000 shall have become due and payable prior to their stated maturity pursuant to the documentation governing such Indebtedness, (iv) any fees due to the Lenders, Agents and Arrangers on or before the Initial Maturity Date shall not have been paid in full or (v) such conversion would violate any injunction, decree, order or judgment.
          (b) The Term Loans will mature on the Final Maturity Date.
          2.4 [Reserved].
          2.5 [Reserved].
          2.6 [Reserved].
          2.7 [Reserved].

          2.8 [Reserved].
          2.9 [Reserved].
          2.10 Commitment Fees, etc. (a) The Borrower agrees to pay to the Administrative Agent for the account of each Lender (other than Defaulting Lenders) a commitment fee for the period from the Closing Date to and including the Delayed Draw Loan Date, computed at the Commitment Fee Rate on the amount of the remaining Commitment of such Lender during the period from the Closing Date to and including the Delayed Draw Loan Date payable on the Delayed Draw Loan Date.
          (b) The Borrower agrees to pay to the Administrative Agent the fees in the amounts and on the dates as set forth in any fee agreements with the Administrative Agent and to perform any other obligations contained therein.
          2.11 [Reserved].
          2.12 Optional Prepayments. The Borrower may, at any time and from time to time, prepay the Loans, in whole or in part, without premium or penalty, upon irrevocable notice delivered to the Administrative Agent no later than 12:00 Noon, New York City time, three Business Days prior thereto, which notice shall specify the date and amount of prepayment. Upon receipt of any such notice, the Administrative Agent shall promptly notify each relevant Lender thereof. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with accrued interest to such date on the amount prepaid. Partial prepayments of Loans shall be in an aggregate principal amount of $1,000,000 or a whole multiple thereof.
          2.13 Mandatory Prepayments and Commitment Reductions. (a) If any Indebtedness shall be incurred by any Group Member (excluding any Permitted Indebtedness incurred in accordance with Section 8.3, other than Permitted Indebtedness incurred pursuant to Section 8.3(b)(xi), as such clause relates to the Loans), an amount equal to 100% of the Net Cash Proceeds thereof shall be applied within three Business Days of the date of such issuance or incurrence toward the prepayment of the Loans as set forth in Section 2.13(d); provided that, during the Delayed Draw Availability Period, if the amount of such Net Cash Proceeds exceeds the aggregate outstanding principal amount of the Loans, the Delayed Draw Commitments shall be automatically and permanently reduced by an amount equal to such excess.
          (b) If on any date any Group Member shall receive Net Cash Proceeds from any Asset Sale or Recovery Event, then, unless a Reinvestment Notice shall be delivered in respect thereof within ten Business Days of such date, an amount equal to such Net Cash Proceeds shall be applied within three Business Days of receipt of such Net Cash Proceeds toward the prepayment of the Loans as set forth in Section 2.13(d); provided, that the Borrower may without penalty withhold amounts owing pursuant to this Section 2.13(b) until such time as the amount of Net Cash Proceeds received from all such Asset Sales and Recovery Events that would otherwise be required to be applied toward the prepayment of Loans pursuant to this Section 2.13(b), the payment of obligations of the Borrower under the Senior Secured Credit Facilities and the payment of obligations of the Borrower under any Exchange Notes shall exceed $25,000,000 in the aggregate; provided, further, that notwithstanding the foregoing, on each Reinvestment Prepayment Date, an amount equal to the Reinvestment Prepayment Amount with respect to the relevant Reinvestment Event shall be applied toward the prepayment of the Loans as set forth in Section 2.13(d).
          If on any date prior to the Initial Maturity Date any Group Member shall receive Net Cash Proceeds from any issuance or sale of Equity Interests (other than any issuance or sale (i) pursuant to employee benefit plans or otherwise in compensation to officers, directors, trustees or employees, (ii)

in connection with a transaction that constitutes a Change of Control or (iii) by the Borrower to a Restricted Subsidiary or by a Restricted Subsidiary to the Borrower or another Restricted Subsidiary), then an amount equal to such Net Cash Proceeds shall be applied within three Business Days of receipt of such Net Cash Proceeds toward the prepayment of the Loans as set forth in Section 2.13(d).
          During the Delayed Draw Availability Period, if the amount of Net Cash Proceeds actually received under this Section 2.13(b) exceeds the aggregate outstanding principal amount of the Loans, the Delayed Draw Commitments shall be automatically and permanently reduced by an amount equal to such excess.
          Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the assets of Holdings and its Restricted Subsidiaries, taken as a whole, will be governed by Section 2.13(c) and/or Section 8.9 and not by this Section 2.13(b) or Section 8.4.
          (c) Upon the occurrence of any Change of Control, unless the Borrower has previously or concurrently exercised its right to prepay all of the Loans as described under Section 2.12, each Lender will have the right to require that the Borrower prepay all or any portion of that Lender’s Loans for an amount (the “Change of Control Purchase Price”) equal to 100.0% of the principal amount of the Loans to be prepaid, plus accrued and unpaid interest, thereon to the date of payment.
          Within 30 days following any Change of Control, the Borrower will mail, or caused to be mailed, to the Lenders, with a copy to the Administrative Agent, a notice:
          (i) describing the transaction or transactions that constitute the Change of Control;
          (ii) offering to prepay, pursuant to the procedures required by this Agreement and described in the notice (a “Change of Control Offer”), on a date specified in the notice, which shall be a Business Day not earlier than 30 days, nor later than 60 days, from the date the notice is mailed (the “Change of Control Payment Date”), and for the Change of Control Purchase Price, all Loans with respect to which a Lender has properly accepted the Change of Control Offer; and
          (iii) describing the procedures, as determined by the Borrower, consistent with this Agreement, that Lenders must follow to accept the Change of Control Offer.
          On the Change of Control Payment Date, the Borrower will, to the extent lawful:
          (i) accept for payment all Loans or portions of Loans with respect to which a Lender has properly accepted the Change of Control Offer;
          (ii) deposit with the Administrative Agent an amount equal to the Change of Control Purchase Price in respect of the Loans or portions of Loans with respect to which a Lender has properly accepted the Change of Control Offer; and
          (iii) deliver or cause to be delivered to the Administrative Agent an Officers’ Certificate stating the aggregate principal amount of Loans or portions of Loans being prepaid by the Borrower.

          The Administrative Agent will promptly mail to each Lender who has so tendered Loans the Change of Control Purchase Price for such Loans, and the Lender will thereafter be deemed to hold Loans equal in principal amount to any unpaid portion of the Loans it holds, if any.
          A Change of Control Offer will be required to remain open for at least 20 Business Days or for such longer period as is required by law.
          The Borrower’s obligation to make a Change of Control Offer will be satisfied if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Agreement applicable to a Change of Control Offer made by the Borrower and purchases all Loans with respect to which a Lender has properly accepted the Change of Control Offer and has not withdrawn such acceptance under such Change of Control Offer.
          Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.
          (d) Notwithstanding anything to the contrary herein, (i) the amount of any prepayment required pursuant to Sections 2.13(a), (b) and (c) shall be reduced by the aggregate principal amount of the loans required to be repaid, and actually repaid, pursuant to Sections 2.13(a) or (b) or Section 9(k) of the Senior Secured Credit Agreement and (ii) to the extent that any Exchange Notes are outstanding at the time any prepayment is required pursuant to Section 2.13(b) or (c) hereof, the amount of any prepayment required pursuant to such subsections shall be reduced by any ratable amounts payable to holders of Exchange Notes that have accepted a Net Proceeds Offer or a Change of Control Offer (each as defined in Exhibit B-1), as the case may be, under the Exchange Notes Indenture (which ratable amounts, in the case of a Change of Control Offer under and as defined in the Exchange Notes Indenture, shall be deemed to include the 1% premium payable to holders of Exchange Notes pursuant to such offer). Amounts to be applied in connection with prepayments made pursuant to paragraph (a) and (b) of this Section 2.13 shall be applied to the prepayment of the Loans in accordance with Section 2.19(b). Each prepayment of the Loans under this Section 2.13 shall be accompanied by accrued interest to the date of such prepayment on the amount prepaid.
          2.14 [Reserved].
          2.15 [Reserved].
          2.16 Interest Rates and Payment Dates. (a) Each Loan shall bear interest at a rate per annum equal to 17.0%.
          (b) If all or a portion of the principal amount of, or any interest payable on, any Loan shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), all outstanding Loans (whether or not overdue) shall bear interest at a rate per annum equal to the rate that would otherwise be applicable thereto pursuant to the foregoing provisions of this Section 2.16 plus 2%, from the date of such non-payment until such amount is paid in full (as well after as before judgment).
          (c) Interest shall be payable in arrears on each Interest Payment Date; provided that interest accruing pursuant to paragraph (b) of this Section 2.16 shall be payable from time to time on demand.
          (d) (i) If any provision of this Agreement would obligate the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by such Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by such Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary, (x) first, by reducing the amount or rates of interest required to be paid under this Section 2.16 and (y) thereafter, by reducing any fees, commissions, premiums and other amounts which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).
          (ii) If, notwithstanding the provisions of clause (i) of this Section 2.16(d), and after giving effect to all adjustments contemplated thereby, any Lender shall have received an amount in excess of the maximum permitted by such clause, then the Borrower shall be entitled, by notice in writing to such Lender, to obtain reimbursement from such Lender of an amount equal to such excess, and, pending such reimbursement, such amount shall be deemed to be an amount payable by such Lender to the Borrower.
          (iii) Any amount or rate of interest referred to in this Section 2.16(d) shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term of any Loan on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be prorated over that period of time and otherwise be prorated over the period from the Closing Date to the Initial Maturity Date or the Final Maturity Date, as applicable, and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination absent manifest error.
          2.17 Computation of Interest and Fees. (a) Interest and fees payable pursuant hereto shall be calculated on the basis of a 360-day year for the actual days elapsed.
          (b) Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Borrower, deliver to the Borrower a statement showing the quotations used by the Administrative Agent in determining any interest rate pursuant to Section 2.16(a)(ii).
          (c) For the purposes of the Interest Act (Canada), the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year for which the calculation is made and divided by either 360 or such other period of time, as the case may be. In addition, the principles of deemed investment of interest do not apply to any interest calculations under this Agreement and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.
          2.18 [Reserved].
          2.19 Pro Rata Treatment and Payments. (a) Each borrowing by the Borrower from the Lenders hereunder and each payment by the Borrower on account of any fee hereunder shall be made pro rata according to the Aggregate Exposure Percentages of the relevant Lenders.
          (b) Each payment (including each prepayment, except for any prepayment pursuant to Section 2.13(c)) by the Borrower on account of principal of and interest on the Loans and each reduction of any outstanding Delayed Draw Commitments shall be made pro rata according to the respective outstanding principal amounts of the Loans then held by the Lenders or the respective outstanding Delayed Draw Commitments of such Lenders, as the case may be. Amounts prepaid on account of the Loans may not be reborrowed.
          (c) All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without setoff or counterclaim and shall be made prior to 12:00 Noon, New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders, at the Funding Office in Dollars in immediately available funds. The Administrative Agent shall distribute such payments to each relevant Lender promptly upon receipt in like funds as received, net of any amounts owing by such Lender pursuant to Section 10.7. If any payment hereunder becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day. In the case of any extension of any payment of principal pursuant to the preceding sentence, interest thereon shall be payable at the then applicable rate during such extension.
          (d) Unless the Administrative Agent shall have been notified in writing by any Lender prior to a borrowing that such Lender will not make the amount that would constitute its share of such borrowing available to the Administrative Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Closing Date or the Delayed Draw Loan Date, as the case may be, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon, at a rate equal to the greater of (A) the Federal Funds Effective Rate and (B) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this paragraph shall be conclusive in the absence of manifest error. If such Lender’s share of such borrowing is not made available to the Administrative Agent by such Lender within three Business Days after the Closing Date, or the Delayed Draw Loan Date, as the case may be, the Administrative Agent shall also be entitled to recover such amount with interest thereon at the rate applicable to the Loans pursuant to Section 2.16(a), on demand, from the Borrower.
          (e) Unless the Administrative Agent shall have been notified in writing by the Borrower prior to the date of any payment due to be made by the Borrower hereunder that the Borrower will not make such payment to the Administrative Agent, the Administrative Agent may assume that the Borrower is making such payment, and the Administrative Agent may, but shall not be required to, in reliance upon such assumption, make available to the Lenders their respective pro rata shares of a corresponding amount. If such payment is not made to the Administrative Agent by the Borrower within three Business Days after such due date, the Administrative Agent shall be entitled to recover, on demand, from each Lender to which any amount which was made available pursuant to the preceding sentence, such amount with interest thereon at the rate per annum equal to the daily average Federal Funds Effective Rate. Nothing herein shall be deemed to limit the rights of the Administrative Agent or any Lender against the Borrower.
          2.20 Requirements of Law. (a) If any Lender shall have determined that the adoption of or any change in any Requirement of Law regarding capital adequacy or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any Governmental Authority made subsequent to the date hereof shall have the effect of reducing the rate of return on such Lender’s or such corporation’s capital as a consequence of its obligations hereunder to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Lender’s or such corporation’s policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, after submission by such Lender to the Borrower (with a copy to the Administrative Agent) of a written request therefor, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such corporation for such reduction.
          (b) A certificate as to any additional amounts payable pursuant to this Section 2.20 submitted by any Lender to the Borrower (with a copy to the Administrative Agent) shall be conclusive in the absence of manifest error. Notwithstanding anything to the contrary in this Section 2.20, the Borrower shall not be required to compensate a Lender pursuant to this Section 2.20 for any amounts incurred more than six months prior to the date that such Lender notifies the Borrower of such Lender’s intention to claim compensation therefor; provided that, if the circumstances giving rise to such claim have a retroactive effect, then such six-month period shall be extended to include the period of such retroactive effect. The obligations of the Borrower pursuant to this Section 2.20 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.
          2.21 Taxes. (a) All payments and reimbursements made by the Borrower under this Agreement shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding taxes imposed on or in respect of overall net income, franchise taxes (imposed in lieu of net income taxes) and Canadian federal and provincial capital taxes imposed on the Administrative Agent or any Lender as a result of a present or former connection between the Administrative Agent or such Lender and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Administrative Agent or such Lender having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or any other Loan Document). If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“Non-Excluded Taxes”) or Other Taxes are required to be withheld from any amounts payable to the Administrative Agent or any Lender hereunder, the amounts so payable to the Administrative Agent or such Lender shall be increased to the extent necessary to yield to the Administrative Agent or such Lender (after payment of all Non-Excluded Taxes and Other Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement; provided, however, that the Borrower shall not be required to increase any such amounts payable to any Lender with respect to any Non-Excluded Taxes (i) that are attributable to such Lender’s failure to comply with the requirements of paragraph (d) or (e) of this Section 2.21 or (ii) that are Canadian or United States withholding taxes imposed on amounts payable to such Lender at the time such Lender becomes a party to this Agreement, except to the extent that such Lender’s assignor (if any) was entitled, at the time of assignment, to receive additional amounts from the Borrower with respect to such Non-Excluded Taxes pursuant to this Section 2.21(a).
          (b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.
          (c) Whenever any Non-Excluded Taxes or Other Taxes are payable by the Borrower, as promptly as possible thereafter the Borrower shall send to the Administrative Agent for its own account or for the account of the relevant Lender, as the case may be, a certified copy of an official receipt received by the Borrower, if any, showing payment thereof. If the Borrower fails to pay any Non-Excluded Taxes or Other Taxes when due to the appropriate taxing authority or fails to remit to the Administrative Agent the required receipts or other required documentary evidence, the Borrower shall indemnify the Administrative Agent and the Lenders for any incremental taxes, interest or penalties that may become payable by the Administrative Agent or any Lender as a result of any such failure.
          (d) To the extent the Borrower is a “U.S. Person” as defined in Section 7701(a)(30) of the Code, each Lender (or Transferee) that is not a “U.S. Person” as defined in Section 7701(a)(30) of the Code (a “Non-U.S. Lender”) shall deliver to the Borrower and the Administrative Agent (or, in the case of a Participant, to the Lender from which the related participation shall have been purchased) two copies of either U.S. Internal Revenue Service Form W-8BEN or Form W-8ECI, or, in the case of a Non-U.S. Lender claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, a statement substantially in the form of Exhibit G and a Form W-8BEN, or any subsequent versions thereof or successors thereto, properly completed and duly executed by such Non-U.S. Lender claiming complete exemption from, or a reduced rate of, U.S. federal withholding tax on all payments by the Borrower under this Agreement and the other Loan Documents. Such forms shall be delivered by each Non-U.S. Lender on or before the date it becomes a party to this Agreement (or, in the case of any Participant, on or before the date such Participant purchases the related participation). In addition, each Non-U.S. Lender shall deliver such forms promptly upon the obsolescence or invalidity of any form previously delivered by such Non-U.S. Lender. Each Non-U.S. Lender shall promptly notify the Borrower at any time it determines that it is no longer in a position to provide any previously delivered certificate to the Borrower (or any other form of certification adopted by the U.S. taxing authorities for such purpose). Notwithstanding any other provision of this Section 2.21(d), a Non-U.S. Lender shall not be required to deliver any form pursuant to this Section 2.21(d) that such Non-U.S. Lender is not legally able to deliver.
          (e) A Lender that is entitled to an exemption from or reduction of non-U.S. withholding tax under the law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding or at a reduced rate; provided that such Lender is legally entitled to complete, execute and deliver such documentation and in such Lender’s judgment such completion, execution or submission would not materially prejudice the legal position of such Lender.
          (f) If the Administrative Agent or any Lender determines, in its sole discretion, that it has received a refund of any Non-Excluded Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.21, it shall pay over such refund to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.21 with respect to the Non-Excluded Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This Section 2.21(f) shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrower or any other Person.
          (g) The agreements in this Section 2.21 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

          2.22 [Reserved].
          2.23 Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.20 or 2.21(a) with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event with the object of avoiding the consequences of such event; provided, that such designation is made on terms that, in the sole judgment of such Lender, cause such Lender and its lending office(s) to suffer no economic, legal or regulatory disadvantage; and provided, further, that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.20 or 2.21(a).
          2.24 Replacement of Lenders. The Borrower shall be permitted to replace any Lender that (a) requests reimbursement for amounts owing pursuant to Section 2.20 or 2.21(a), (b) becomes a Defaulting Lender, or (c) does not consent to any proposed amendment, supplement, modification, consent or waiver of any provision of this Agreement or any other Loan Document that requires the consent of each of the Lenders or each of the Lenders affected thereby (so long as the consent of the Required Lenders (with the percentage in such definition being deemed to be 75% for this purpose) has been obtained), with a replacement financial institution; provided that (i) such replacement does not conflict with any Requirement of Law, (ii) no Event of Default shall have occurred and be continuing at the time of such replacement, (iii) prior to any such replacement, such Lender shall have taken no action under Section 2.23 so as to eliminate the continued need for payment of amounts owing pursuant to Section 2.20 or 2.21(a), (iv) the replacement financial institution shall purchase, at par (unless the replacement financial institution and the replaced Lender otherwise agree), all Loans and other amounts owing to such replaced Lender on or prior to the date of replacement, (v) the replacement financial institution shall be reasonably satisfactory to the Administrative Agent, (vi) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 11.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein), (vii) until such time as such replacement shall be consummated, the Borrower shall pay all additional amounts (if any) required pursuant to Section 2.20 or 2.21(a), as the case may be, and (viii) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender or that the replaced Lender shall have against any other Person.
SECTION 3. [RESERVED]
SECTION 4. [RESERVED]
SECTION 5. REPRESENTATIONS AND WARRANTIES
          To induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans, Holdings and the Borrower hereby jointly and severally represent and warrant to the Administrative Agent and each Lender that:
          5.1 Financial Condition. (a) The unaudited pro forma consolidated balance sheet of Holdings and its consolidated Subsidiaries as at September 30, 2008 (including the notes thereto) (the “Pro Forma Balance Sheet”) and the unaudited pro forma consolidated statements of income and cash flows of Holdings and its consolidated Subsidiaries for the nine-month period ended September 30, 2008 (including the notes thereto) (the “Pro Forma Statement of Operations” and, collectively with the Pro Forma Balance Sheet, the “Pro Forma Financial Statements”), copies of which have heretofore been furnished to each Lender, have been prepared giving effect (as if such events had occurred, with respect to the Pro Forma Balance Sheet, on such date and, with respect to the Pro Forma Statements of Operations, on the first day of the period set forth above) to (i) the consummation of the Acquisition, (ii)

the Loans and the Senior Secured Loans to be made on the Closing Date and the Delayed Draw Loan Date and the use of proceeds thereof and (iii) the payment of fees and expenses in connection with the foregoing. The Pro Forma Financial Statements have been prepared based on the best information available to Holdings and the Borrower as of the date of delivery thereof and present fairly on a pro forma basis the estimated financial position of Holdings and its consolidated Subsidiaries as at, and the results of operations of Holdings and its consolidated Subsidiaries for the twelve-month period ended, September 30, 2008, assuming that the events specified in the preceding sentence had actually occurred at such date or on the first day of such period, as the case may be.
          (b) The audited consolidated balance sheets of Holdings and its consolidated Subsidiaries as at December 31, 2006 and December 31, 2007, and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report from KPMG LLP, present fairly the consolidated financial condition of Holdings and its consolidated Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. The unaudited consolidated balance sheets of Holdings and its consolidated Subsidiaries as at March 31, 2008, June 30, 2008 and September 30, 2008, and the related unaudited consolidated statements of income and cash flows for the three-month, six-month and nine-month periods respectively ended on such dates, present fairly the consolidated financial condition of Holdings and its consolidated Subsidiaries as at such respective dates, and the consolidated results of its operations and its consolidated cash flows for the three-month, six-month and nine-month periods respectively then ended (subject to normal year-end audit adjustments). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as approved by the aforementioned firm of accountants and disclosed therein).
          (c) The audited consolidated balance sheets of the Target and its consolidated Subsidiaries as at December 31, 2005, December 31, 2006 and December 31, 2007, and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report from KPMG LLP, present fairly the consolidated financial condition of the Target and its consolidated Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. The unaudited consolidated balance sheets of the Target and its consolidated Subsidiaries as at March 31, 2008, June 30, 2008 and September 30, 2008, and the related unaudited consolidated statements of income and cash flows for the three-month, six-month and nine-month periods respectively ended on such dates, present fairly the consolidated financial condition of the Target and its consolidated Subsidiaries as at such respective dates, and the consolidated results of its operations and its consolidated cash flows for the three-month, six-month and nine-month periods respectively then ended (subject to normal year-end audit adjustments). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with U.S. generally accepted accounting principles applied consistently throughout the periods involved (except as approved by the aforementioned firm of accountants and disclosed therein).
          (d) No Group Member has any material Guarantee Obligations, material contingent liabilities and liabilities for taxes, or any capital lease obligations or unusual forward or long-term commitments, including any interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, that are not reflected in the most recent financial statements (including the related schedules and notes thereto) referred to in Sections 5.1(b) and (c) above. During the period from December 31, 2007 to and including the date hereof there has been no Disposition by any Group Member of any material part of its business or property (other than to another Group Member that is a Subsidiary Guarantor).

          5.2 No Change. Since December 31, 2007, there has been no development or event that has had or would reasonably be expected to have a Material Adverse Effect.
          5.3 Existence; Compliance with Law. Each Group Member (a) is duly organized, formed or settled, validly existing and in good standing (to the extent applicable in the relevant jurisdiction) under the laws of the jurisdiction of its organization, formation or settlement, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign corporation or other organization and in good standing (to the extent applicable in the relevant jurisdiction) under the laws of each jurisdiction where its ownership, lease or operation of material property or the conduct of material business requires such qualification and (d) is in compliance with all Requirements of Law except to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect. Nothing in this Section 5.3 shall restrict any transaction permitted pursuant to Section 8.9.
          5.4 Power; Authorization; Enforceable Obligations. Each Loan Party has the power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and, in the case of the Borrower, to obtain extensions of credit hereunder. Each Loan Party has taken all necessary action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and, in the case of the Borrower, to authorize the extensions of credit on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the completion of the Acquisition and the extensions of credit hereunder or with the execution, delivery, performance, validity or enforceability of this Agreement or any of the Loan Documents, except (i) consents, authorizations, filings and notices described in Schedule 5.4, which consents, authorizations, filings and notices have been obtained or made and are in full force and effect and (ii) other immaterial consents, authorizations, filings and notices in connection with the Acquisition. Each Loan Document has been duly executed and delivered on behalf of each Loan Party party thereto. This Agreement constitutes, and each other Loan Document upon execution will constitute, a legal, valid and binding obligation of each Loan Party party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable Debtor Relief Laws and equitable principles.
          5.5 No Legal Bar. The execution, delivery and performance of this Agreement and the other Loan Documents, the borrowings hereunder and the use of the proceeds thereof will not violate any Requirement of Law or any Contractual Obligation of any Group Member and will not result in, or require, the creation or imposition of any Lien on any of their respective properties or revenues pursuant to any Requirement of Law or any such Contractual Obligation.
          5.6 Litigation. No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of Holdings or the Borrower, threatened by or against any Group Member or against any of their respective properties or revenues (a) with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby, except as described in Schedule 5.6 or (b) that would reasonably be expected to have a Material Adverse Effect.
          5.7 No Default. No Group Member is in default under or with respect to any of its Contractual Obligations in any respect that could reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing.
          5.8 Ownership of Property; Liens. Each Group Member has title in fee simple to, or a valid leasehold interest in, all its real property, and good title to, or a valid leasehold interest in, all its other property, and none of such property is subject to any Lien, except as permitted by Section 8.6 and except for minor defects in title that do not materially interfere with such Group Member’s ability to conduct its business or to utilize such assets for their intended purposes.
          5.9 Intellectual Property. Each Group Member owns, or is licensed to use, all Intellectual Property reasonably necessary for the conduct of its business as currently conducted. No material claim has been asserted and is pending by any Person challenging or questioning the use of any material Intellectual Property by any Group Member or the validity or effectiveness of any Group Member’s rights in any material Intellectual Property, nor, except as set forth on Schedule 5.9, does Holdings or the Borrower know of any valid basis for any such claim. The use of Intellectual Property by each Loan Party does not infringe on the rights of any Person in any material respect.
          5.10 Taxes. Each Group Member has filed or caused to be filed all Federal, state, provincial and other material tax returns that are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any such taxes, fees or other charges the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with Canadian generally accepted accounting principles (or U.S. generally accepted accounting principles in the case of the Target prior to the Closing Date) have been provided on the books of the relevant Group Member) and other than taxes which in the aggregate do not exceed $2,500,000; to the knowledge of Holdings and the Borrower, no claim is being asserted, with respect to any such tax, fee or other charge, except as previously disclosed in writing to the Lenders.
          5.11 Federal Regulations. No part of the proceeds of any Loans, and no other extensions of credit hereunder, will be used (a) for “buying” or “carrying” any “margin stock” within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect for any purpose that violates the provisions of the Regulations of the Board or (b) for any purpose that violates the provisions of the Regulations of the Board. If requested by any Lender or the Administrative Agent, the Borrower will furnish to the Administrative Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1, as applicable, referred to in Regulation U.
          5.12 Labor Matters. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against any Group Member pending or, to the knowledge of Holdings or the Borrower, threatened; (b) hours worked by and payment made to employees of each Group Member have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters; and (c) all payments due from any Group Member on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant Group Member.
          5.13 ERISA. (a) Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) each Group Member and each of their respective ERISA Affiliates is in compliance with the applicable provisions of ERISA and the provisions of the Code relating to Plans and the regulations and published interpretations thereunder; (ii) no ERISA Event has occurred or is reasonably expected to occur; and (iii) all amounts required by applicable law with respect to, or by the terms of, any retiree welfare benefit arrangement maintained by any Group Member or any ERISA Affiliate or to which any Group Member or any ERISA Affiliate has an obligation to contribute have been accrued in accordance with Statement of Financial Accounting Standards No. 106.
          (b) Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (i) all employer and employee contributions required by applicable law or by the terms of any Foreign Benefit Arrangement or Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; (ii) the accrued benefit obligations of each Foreign Plan (based on those assumptions used to fund such Foreign Plan) with respect to all current and former participants do not exceed the assets of such Foreign Plan; (iii) each Foreign Plan that is required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and (iv) each such Foreign Benefit Arrangement and Foreign Plan is in compliance (A) with all material provisions of applicable law and all material applicable regulations and published interpretations thereunder with respect to such Foreign Benefit Arrangement or Foreign Plan and (B) with the terms of such plan or arrangement.
          5.14 Canadian Pension and Benefit Plans. (a) All obligations of Holdings and its Subsidiaries under each Canadian Pension Plan and Canadian Benefit Plan have been performed in accordance with the terms thereof and any Requirement of Law (including, without limitation, the Income Tax Act (Canada)), except where the failure to so perform could not reasonably be expected to result in a Material Adverse Effect. No Canadian Pension Plan has any unfunded liabilities which could reasonably be expected to have a Material Adverse Effect.
          (b) Except as could not reasonably be expected to have a Material Adverse Effect, the present value of all accumulated benefit obligations under each Canadian Pension Plan and Foreign Pension Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Pension Plan allocable to such accrued benefits, and the present value of all accumulated benefit obligations of all underfunded Pension Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than a material amount the fair market value of the assets of all such underfunded Pension Plans.
          5.15 Investment Company Act; Other Regulations. No Loan Party is an “investment company,” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended. No Loan Party is subject to regulation under any Requirement of Law (other than Regulation X of the Board) that limits its ability to incur Indebtedness.
          5.16 Subsidiaries. Except as disclosed to the Administrative Agent by the Borrower in writing from time to time after the Closing Date, (a) Schedule 5.16 sets forth the name and jurisdiction of incorporation of each Subsidiary and, as to each such Subsidiary, the percentage of each class of Equity Interests owned by any Loan Party and (b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock or unit options granted to employees or directors and directors’ qualifying shares) of any nature relating to any Equity Interests of the Borrower or any Subsidiary, except as created by the Loan Documents, the Senior Secured Security Documents and any Existing Convertible Securities remaining outstanding on the Closing Date.
          5.17 Use of Proceeds. The proceeds of the Loans made on the Closing Date shall be used to finance a portion of the Acquisition, and the proceeds of the Loans made on the Delayed Draw Loan Date shall be used to refinance, in whole or in part, the Existing Convertible Securities and, in each case, to pay related fees and expenses.
          5.18 Environmental Matters. Except as set forth in Schedule 5.18 or as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect:
          (a) the facilities and properties owned, leased or operated by any Group Member (the “Properties”) do not contain, and have not previously contained, any Materials of Environmental

Concern in amounts or concentrations or under circumstances that constitute or constituted a violation of, or could give rise to liability under, any Environmental Law;
          (b) no Group Member has received or is aware of any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Properties or the business operated by any Group Member (the “Business”), nor does Holdings or the Borrower have knowledge or reason to believe that any such notice will be received or is being threatened;
          (c) Materials of Environmental Concern have not been transported to or disposed of at, on or under any property in violation of, or in a manner or to a location that could reasonably be expected to give rise to liability under, any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that could reasonably be expected to give rise to liability under, any applicable Environmental Law;
          (d) no judicial proceeding or governmental or administrative action is pending or, to the knowledge of Holdings and the Borrower, threatened, under any Environmental Law to which any Group Member is or could reasonably be expected to be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial judgments remaining in effect under any Environmental Law with respect to the Properties or the Business;
          (e) there has been no Release or threat of Release of Materials of Environmental Concern at, on, under or from the Properties, or arising from or related to the operations of any Group Member in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that could give rise to liability under Environmental Laws;
          (f) the Business, the Properties and all operations at the Properties are in compliance, and have in the last five years been in compliance, with all applicable Environmental Laws; and
          (g) no Group Member has assumed any liability of any other Person under Environmental Laws.
          5.19 Accuracy of Information, etc. No statement or information contained in this Agreement, any other Loan Document, the Confidential Information Memorandum (as updated by the Borrower from time to time prior to the Closing Date) or any other material document, certificate or statement furnished by or on behalf of any Loan Party to the Administrative Agent or the Lenders, or any of them, for use in connection with the transactions contemplated by this Agreement or the other Loan Documents, contained as of the date such statement, information, document or certificate was so furnished (or, in the case of the Confidential Information Memorandum (as updated on or prior to the date hereof), as of the date of this Agreement), any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein not materially misleading in light of the circumstances under which such statement was made. The projections and pro forma financial information contained in the materials referenced above are based upon good faith estimates and assumptions believed by management of the Borrower to be reasonable at the time made, it being recognized by the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount. There is no fact known to any Loan Party that could reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed herein, in the other Loan Documents, in the Confidential Information Memorandum or in any other documents, certificates and statements furnished to the Administrative Agent and the Lenders for use in connection with the transactions contemplated hereby and by the other Loan Documents. No representation is made with respect to information of a general economic or general industry nature.
          5.20 [Reserved].
          5.21 Insurance. The Loan Parties maintain insurance in compliance with Section 7.5.
          5.22 Solvency. Each of Holdings and the Borrower on a consolidated basis is, and after giving effect to the Acquisition and the incurrence of all Indebtedness and obligations being incurred in connection herewith and therewith will be Solvent.
          5.23 Certain Documents. The Borrower has delivered to the Administrative Agent a complete and correct copy of the Acquisition Documentation, including any material amendments, supplements or modifications with respect thereto.
SECTION 6. CONDITIONS PRECEDENT
          6.1 Conditions to Initial Extension of Credit. The agreement of each Lender to make the initial extension of credit requested to be made by it is subject to the satisfaction, prior to or concurrently with the making of such extension of credit on the Closing Date, of the following conditions precedent:
          (a) Credit Agreement; Other Loan Documents. The Administrative Agent shall have received (i) this Agreement, executed and delivered by the Administrative Agent, Holdings, the Borrower and each Person listed on Schedule 1.1, (ii) the Guarantee, executed and delivered by Holdings, the Borrower and each Subsidiary Guarantor, (iii) copies of the Marketing Side Letter and the Sale and Repurchase Agreement, dated as of the Closing Date, in each case executed and delivered by the Borrower and each other party thereto.
          (b) Acquisition, etc. The following transactions shall have been consummated substantially simultaneously therewith:
          (i) the Target shall be merged with and into Precision Lobos Corporation, with Precision Lobos Corporation surviving such merger (the “Acquisition”) in accordance with the Acquisition Agreement, and no provision of the Acquisition Agreement shall have been waived, amended, supplemented or otherwise modified in a manner material and adverse to the Lenders without the written consent of the Arrangers (which consent shall not be unreasonably withheld or delayed);
          (ii) the Borrower shall have received [Redacted pursuant to Section 12.2 of national instrument 51-102] from borrowings under the Senior Secured Credit Facilities (it being understood that the Borrower shall repay a portion of the revolving borrowings thereunder by no later than 11:00 A.M., New York City time, on the Business Day immediately following the Closing Date so that not more than $100,000,000 (exclusive of any letters of credit issued on the Closing Date to replace any existing letters of credit of the Target), plus any additional amounts necessary to finance any OID in respect of the term loan borrowings under the Senior Secured Credit Agreement, of such revolving borrowings used for such purposes remain outstanding);

          (iii) the Administrative Agent shall have received reasonably satisfactory evidence that the fees and expenses (including on account of any OID) to be incurred in connection with the Acquisition and the financing thereof shall not exceed [Redacted pursuant to Section 12.2 of national instrument 51-102]; and
          (iv) the Administrative Agent shall have received reasonably satisfactory evidence that (i) substantially all of the Indebtedness (including commitments in respect thereof) of the Target (excluding those Existing Convertible Securities not converted or redeemed on or prior to the Closing Date) existing prior to the Closing Date and (ii) all obligations under the Extendible Revolving Term Credit Agreement, dated November 2, 2005, as amended from time to time, between the Borrower, the financial institutions from time to time parties thereto and Royal Bank of Canada, as agent, shall have been repaid (or cancelled) on terms reasonably satisfactory to the Administrative Agent and all related security interests released or arrangements shall have been made which are reasonably satisfactory to the Administrative Agent for the repayment thereof and release of all related security interests.
          (c) Pro Forma Financial Statements; Financial Statements. The Lenders shall have received the Pro Forma Financial Statements and the other financial statements of Holdings and the Target described in Section 5.1 and all other financial statements for completed or pending acquisitions that may be required under Regulation S-X of the Securities Act of 1933, as amended (“Regulation S-X”).
          (d) Projections. The Lenders shall have received satisfactory projections of Holdings (giving effect to the Acquisition) through 2014 (and receipt of such projections are hereby acknowledged).
          (e) Approvals. All governmental and third party approvals required under Section 6.1 of the Acquisition Agreement shall have been obtained and be in full force and effect on terms reasonably satisfactory to the Arrangers. No Governmental Authority (as defined in the Acquisition Agreement) of competent jurisdiction shall have issued, promulgated, enforced or entered any Order (as defined in the Acquisition Agreement), temporary restraining order, preliminary or permanent injunction, or other legal restraint or prohibition that is continuing and which prevents the consummation of the Acquisition. There shall not be any pending suit, action or proceeding asserted by any Governmental Authority (as defined in the Acquisition Agreement) challenging or seeking to restrain or prohibit the consummation of the Acquisition or the transactions contemplated under the Acquisition Agreement.
          (f) Target Material Adverse Effect. Except as described in the Grey Wolf Reports (as defined in the Acquisition Agreement), no Target Material Adverse Effect shall have occurred since December 31, 2007.
          (g) Consolidated Leverage Ratio. The Consolidated Leverage Ratio (calculated, solely for purposes of this Section 6.1(g), in accordance with Section 6.1(g) of the Senior Secured Credit Agreement) shall not exceed 2.00 to 1.00.
          (h) [Reserved].
          (i) Fees. The Lenders, the Administrative Agent and the Arrangers shall have received all fees required to be paid, and all expenses for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Closing Date. All such amounts will be paid with proceeds of the Senior Secured Credit Facilities received on the Closing Date and will be reflected in the funding instructions given by the Borrower to the Administrative Agent on or before the Closing Date.

          (j) Closing Certificate; Certified Articles of Incorporation; Good Standing Certificates. The Administrative Agent shall have received (i) a certificate of each Loan Party, dated the Closing Date, substantially in the form of Exhibit D, with appropriate insertions and attachments, including the certificate or articles of incorporation of each Loan Party that is a corporation and certificate of limited partnership for each Loan Party that is a limited partnership, certified by the relevant authority of the jurisdiction of organization of such Loan Party (if such Loan Party is organized in the United States, and otherwise by the secretary or assistant secretary of such Loan Party) and (ii) a long form good standing certificate, certificate of status or certificate of limited partnership, as applicable (in each case, if available in such jurisdiction), for each Loan Party from its jurisdiction of organization.
          (k) Legal Opinions. The Administrative Agent shall have received the following executed legal opinions addressed to the Administrative Agent and the Lenders:
          (i) the legal opinion of Bennett Jones LLP, Canadian counsel to Holdings and its Subsidiaries, substantially in the form of Exhibit F-1;
          (ii) the legal opinion of Mayer Brown LLP, New York counsel to Holdings and its Subsidiaries, substantially in the form of
Exhibit F-2;
          (iii) the legal opinion of Joanne Alexander, general counsel of Borrower, substantially in the form of Exhibit F-3; and
          (iv) the legal opinion of local counsel in each of Nevada, Louisiana, Manitoba and of such other special and local counsel as may be required by the Administrative Agent.
Each such legal opinion shall cover such other matters incident to the transactions contemplated by this Agreement as the Administrative Agent may reasonably require.
          (l) [Reserved].
          (m) [Reserved].
          (n) Solvency Certificate. The Administrative Agent shall have received a certificate from the chief financial officer or vice president, finance of Holdings and the Borrower attesting to the Solvency of Holdings and the Borrower on a consolidated basis after giving effect to the Acquisition and the incurrence of all Indebtedness and obligations being incurred in connection herewith and therewith.
          (o) [Reserved].
          (p) [Reserved].
For the purpose of determining compliance with the conditions specified in this Section 6.1, each Lender that has signed this Agreement shall be deemed to have accepted, and to be satisfied with, each document or other matter required under this Section 6.1 unless the Administrative Agent shall have received written notice from such Lender prior to the proposed Closing Date specifying its objection thereto.
          6.2 Conditions to Each Extension of Credit. The agreement of each Lender to make any extension of credit requested to be made by it on any date (including its initial extension of credit) is subject to the satisfaction of the following conditions precedent:

          (a) Representations and Warranties. Each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents shall be true and correct in all material respects on and as of such date as if made on and as of such date; provided, that the only representations and warranties relating to the Target and its Subsidiaries and their respective businesses the making of which shall be a condition to such extensions of credit shall be the Specified Representations.
          (b) No Default. No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the extensions of credit requested to be made on such date.
     Each borrowing by the Borrower hereunder shall constitute a representation and warranty by the Borrower as of the date of such extension of credit that the conditions contained in this Section 6.2 have been satisfied.
SECTION 7. AFFIRMATIVE COVENANTS
          Holdings and the Borrower hereby jointly and severally agree that, so long as the Commitments remain in effect or any Loan or other amount is owing to any Lender or the Administrative Agent hereunder, each of Holdings and the Borrower shall and shall cause each of its Subsidiaries to:
          7.1 Provision of Financial Information. (a) Whether or not required by the SEC, furnish to the Administrative Agent and the Lenders, or, to the extent permitted by the SEC, file electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system) within the time periods specified in the SEC’s rules and regulations applicable to a foreign private issuer subject to the Multijurisdictional Disclosure System:
          (i) all annual financial information that would be required to be contained in a filing with the SEC on Forms 40-F or 20-F (or any successor form), as applicable, containing the information required therein (or required in such successor form), including a report on the annual financial statements by Holdings’ certified independent accountants and a reconciliation of Holdings’ financial statements to U.S. generally accepted accounting principles, as if Holdings was required to file such forms and was a reporting issuer under the securities laws of the Province of Alberta or Ontario;
          (ii) for the first three quarters of each year, all quarterly financial information that Holdings would be required to file or furnish with the SEC on Form 6-K (or any successor form), if Holdings were required to file or furnish, as applicable, such forms and as if Holdings was a reporting issuer under the securities laws of the Province of Alberta or Ontario, in each case including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and
          (b) all current reports that would otherwise be required to be filed or furnished by Holdings with the SEC on Form 6-K if Holdings were required to file or furnish, as applicable, such form as if Holdings was a reporting issuer under the securities laws of the Province of Alberta or Ontario.
          If Holdings has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Holdings and its Restricted Subsidiaries excluding the Unrestricted Subsidiaries. In addition, the quarterly and annual financial information required by the preceding paragraph shall include or be accompanied by (x) a reasonably detailed calculation of the Consolidated Interest Coverage Ratio as of the last day of such period and, so long as Holdings is a mutual fund trust for Canadian federal income tax purposes, the Consolidated Leverage Ratio as of the last day of such period and (y) a reasonably detailed presentation of Consolidated Cash Flow, Consolidated Interest Expense and, so long as Holdings is a mutual fund trust for Canadian federal income tax purposes, Indebtedness and Consolidated Cash Flow from Operations, each calculated in accordance with GAAP (to the extent applicable) and quantifying the difference between each such item listed in this clause (y) and the manner in which such item would be calculated in accordance with Canadian generally accepted accounting principles then used to prepare the financial information included in the quarterly and annual information required by the preceding paragraph.
          In addition, whether or not required by the SEC, Holdings will file a copy of all of the information and reports referred to in Sections 7.1(a)(i) and (ii) with the SEC for public availability within the time periods specified in the SEC’s rules and regulations applicable to such reports applicable to a foreign private issuer subject to the Multijurisdictional Disclosure System (unless the SEC will not accept the filing) and make the information available to prospective investors upon request. If, notwithstanding the foregoing, the SEC will not accept Holdings’ filings for any reason, Holdings will post the reports referred to in Sections 7.1(a)(i) and (ii) on its website within the time periods that would apply if Holdings were required to file those reports with the SEC.
          Notwithstanding anything to the contrary contained herein, the Borrower will be deemed to have complied with its obligations in this Section 7.1 by the filing with the SEC of a registration statement that includes the information specified in Section 7.1(a) at the times it would otherwise be required to file such forms.
          7.2 Certificates; Other Information. Furnish to the Administrative Agent and each Lender (or, in the case of clause (g), to the relevant Lender):
          (a) [Reserved].
          (b) concurrently with the delivery of any financial statements pursuant to Section 7.1, (i) a certificate of an Officer stating that, to the best of such Officer’s knowledge, each Loan Party during such period has observed or performed all of its covenants and obligations contained in this Agreement and the other Loan Documents to which it is a party to be observed, performed or satisfied by it, and that such Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate and (ii) in the case of quarterly or annual financial statements, a Compliance Certificate containing, to the extent not previously disclosed to the Administrative Agent, (1) a description of any change in the jurisdiction of organization or name of any Loan Party and (2) a description of any Person that has become a Group Member, in each case since the date of the most recent report delivered pursuant to this clause (ii) (or, in the case of the first such report so delivered, since the Closing Date);
          (c) as soon as available, and in any event no later than 45 days after the end of each fiscal year of Holdings, a detailed consolidated budget for the following fiscal year (including a projected consolidated balance sheet of Holdings and its Subsidiaries as of the end of the following fiscal year, the related consolidated statements of projected cash flow and projected income and a description of the underlying assumptions applicable thereto), and, as soon as available, significant revisions, if any, of such budget and projections with respect to such fiscal year (collectively, the “Projections”), which Projections shall in each case be accompanied by a certificate of an Officer stating that such Projections are based on reasonable estimates, information and assumptions and that such Officer has no reason to believe that such Projections are incorrect or misleading in any material respect;

          (d) no later than five Business Days prior to the effectiveness thereof, copies of substantially final drafts of any proposed amendment, supplement, waiver or other modification with respect to the Senior Secured Credit Agreement;
          (e) within five days after the same are sent, copies of all financial statements and reports that Holdings or the Borrower sends to the holders of any class of its debt securities or public equity securities; provided, that such delivery shall be deemed to have been made upon delivery of notice to the Administrative Agent that such statements or reports are available via EDGAR or SEDAR, as the case may be, on the Internet;
          (f) promptly following receipt thereof, copies of (i) any documents described in Section 101(k) of ERISA that any Group Member or any ERISA Affiliate may request with respect to any Multiemployer Plan and (ii) any notices described in Section 101(l) of ERISA that any Group Member or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided, that if the Group Member or any ERISA Affiliate has not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, then, upon reasonable request of the Administrative Agent, the Group Member and/or the ERISA Affiliates shall promptly make a request for such documents or notices from such administrator or sponsor and the Borrower shall provide copies of such documents and notices promptly after receipt thereof; and
          (g) promptly, such additional financial and other information as the Administrative Agent may from time to time reasonably request on behalf of itself or any Lender.
          7.3 Payment of Obligations. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature (including but not limited to tax liabilities), except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with Canadian generally accepted accounting principles with respect thereto have been provided on the books of the relevant Group Member.
          7.4 Maintenance of Existence; Compliance. (a) (i) Preserve, renew and keep in full force and effect the organizational existence of each Loan Party and Subsidiary Guarantor and (ii) take all reasonable action to maintain its qualification to carry on business in each jurisdiction in which it carries on business, except, in each case, as otherwise permitted by Section 8.9 or 11.19 or as may otherwise occur in connection with a Permitted Reorganization and except, in the case of clause (ii) above, to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; and (b) comply with all Contractual Obligations and Requirements of Law except to the extent that failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.
          7.5 Maintenance of Property; Insurance. (a) Maintain, use and operate assets in a proper and businesslike manner and in accordance with good business and industry practice and (b) maintain with financially sound and reputable insurance companies insurance on all its property in such amounts and against such risks as are usually insured against in the same general area by companies engaged in the same or a similar business.
          7.6 Inspection of Property; Books and Records; Discussions. (a) Keep proper books of account in accordance with GAAP and Canadian generally accepted accounting principles from time to time, (b) upon reasonable notice and during normal business hours, permit representatives of the Administrative Agent to (i) visit and inspect any of its properties to the extent it is within such Person’s control to permit such inspection (and shall use commercially reasonable efforts to cause such inspection to be permitted to the extent it is not within such Person’s control to permit such inspection) (provided that such visits shall be limited to no more than three visits per calendar year in the aggregate, except during the continuance of an Event of Default) and (ii) discuss the business, operations, properties and financial and other condition of the Group Members with the Group Members’ independent certified public accountants (provided that such discussions shall be limited to no more than three discussions per calendar year in the aggregate, except during the continuance of an Event of Default) and (c) upon reasonable notice and during normal business hours, permit representatives of the Administrative Agent or any Lender to discuss the business, operations, properties and financial and other condition of the Group Members with officers and employees of the Group Members (provided that such discussions shall be coordinated by the Administrative Agent and shall be limited to no more than three discussions per calendar year in the aggregate, in each case except during the continuance of an Event of Default).
          7.7 Notices. Promptly give notice to the Administrative Agent and each Lender of:
          (a) the occurrence of any Default or Event of Default;
          (b) any (i) default or event of default under any Contractual Obligation of any Group Member or (ii) litigation, investigation or proceeding that may exist at any time between any Group Member and any Governmental Authority, that in either case, if not cured or if adversely determined, as the case may be, could reasonably be expected to have a Material Adverse Effect;
          (c) any litigation or proceeding affecting any Group Member (i) in which the amount involved is $25,000,000 or more and not covered by insurance, (ii) in which injunctive or similar relief of a material nature is sought or (iii) which relates to any Loan Document;
          (d) (i) an ERISA Event, (ii) the receipt by any Group Member or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Pension Plan or to appoint a trustee to administer any Pension Plan under Section 4042 of ERISA or (iii) the receipt by any Group Member or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from a Group Member or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, Insolvent, in Reorganization or in endangered or critical status, within the meaning of Section 432 of the Code or Section 305 or Title IV of ERISA, in each case as soon as possible and in any event within 10 days after an Officer of Holdings or the Borrower knows or has reason to know thereof;
          (e) any change to the location of the chief executive office of any Loan Party that at the time of such change has its chief executive office in Canada, or becomes located in Canada as a result of such change; and
          (f) any development or event that has had or would reasonably be expected to have a Material Adverse Effect.
          7.8 Environmental Laws. (a) Comply and take all reasonable efforts to ensure compliance by all tenants and subtenants, if any, with, all applicable Environmental Laws, and obtain and comply with and maintain, and take all reasonable efforts to ensure that all tenants and subtenants obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws. For purposes of this Section 7.8(a), noncompliance by any Group Member with any such Environmental Law or any such licenses, approvals, notifications, registrations or permits shall be deemed not to constitute a breach of this covenant provided that, upon learning of any actual or suspected noncompliance, such Group Member shall promptly undertake all reasonable efforts to achieve compliance, and provided further that, in any case, such non-compliance, and any other noncompliance with Environmental Law, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.
          (b) Conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply in all material respects with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws except those that are being timely and properly contested in good faith and provided that the pendency of any and all such contests or appeals could not reasonably be expected to have a Material Adverse Effect.
          7.9 [Reserved].
          7.10 Additional Guarantees, etc. If any Restricted Subsidiary of Holdings (other than the Borrower) shall guarantee any Indebtedness of Holdings, the Borrower or any Subsidiary Guarantor under the Credit Facilities or under debt securities issued in the capital markets (without regard to any such Indebtedness that, together with all other Indebtedness of U.S. and Canadian Restricted Subsidiaries that are not Subsidiary Guarantors, does not exceed U.S.$10.0 million in the aggregate), then Holdings shall cause such Restricted Subsidiary to:
          (a) execute and deliver to the Administrative Agent an assumption agreement in the form of Annex 1 to the Guarantee pursuant to which such Restricted Subsidiary shall unconditionally guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Loans on a senior basis and all other obligations of the Borrower under this Agreement; and
          (b) deliver to the Administrative Agent one or more Opinions of Counsel that such assumption agreement (a) has been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitutes a valid and legally binding obligation of such Restricted Subsidiary in accordance with its terms.
          7.11 [Reserved].
          7.12 [Reserved].
          7.13 Exchange Notes.
          (a) The Borrower shall, as promptly as practicable after being requested to do so by the Lenders at any time on or after the Initial Maturity Date, (i) select a bank or trust company reasonably acceptable to the Lenders to act as Exchange Note Trustee (including, to the extent required, any Canadian trustee), (ii) enter into the Exchange and Registration Rights Agreement and the Exchange Notes Indenture, (iii) cause counsel to the Borrower to deliver to the Administrative Agent an executed legal opinion in form and substance customary for a transaction of that type to be mutually agreed upon by the Borrower and the Administrative Agent (including, without limitation, with respect to due authorization, execution and delivery, validity and enforceability of the Exchange Documents and the Exchange and Registration Rights Agreement) and (iv) deliver a customary secretary’s certificate certifying such matters as the Lenders shall reasonably request and including as exhibits thereto copies of resolutions of the Boards of Directors of Holdings, the Borrower and each Subsidiary Guarantor authorizing the transactions undertaken in connection with the issuance of the Exchange Notes.
          (b) The Borrower will, on the fifth Business Day following the written request (the “Exchange Request”) of the holder of any Loan (or beneficial owner of a portion thereof): (i) execute and deliver, cause each other Loan Party to execute and deliver, and cause the Exchange Note Trustee to execute and deliver, the Exchange Notes Indenture if such Exchange Notes Indenture has not previously been executed and delivered; and (ii) execute and deliver to such holder or beneficial owner in accordance with the Exchange Notes Indenture an Exchange Note bearing interest as set forth in Section 7.13(d) in exchange for such Loan, dated the date of the issuance of such Exchange Note, payable to the order of such holder or owner, as the case may be, in the same principal aggregate amount as such Loan (or portion thereof, including any accrued interest not required to be paid in cash) being exchanged.
          The Exchange Request shall specify the principal amount of the Loans to be exchanged pursuant to this Section 7.13, which shall at least aggregate $1.0 million and integral multiples thereof or the entire remaining aggregate principal amount of the Loans of such Lender. Loans exchanged under this Section 7.13 for Exchange Notes shall be canceled by the Borrower, and the corresponding amount of the Loan deemed repaid. The Exchange Notes shall be governed by and construed in accordance with the terms of the Exchange Notes Indenture.
          The Exchange Note Trustee shall at all times be a corporation organized and doing business under the laws of the United States or the State of New York, in good standing and having its principal offices in the Borough of Manhattan, in The City of New York, authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority and which has a combined capital and surplus of not less than $500,000,000.
          (c) If Exchange Notes are issued pursuant to the terms hereof, then the holders of such Exchange Notes shall have the registration rights with respect to such Exchange Notes described in the Exchange and Registration Rights Agreement.
          (d) The Exchange Notes Indenture shall provide that the unpaid principal amount of any Exchange Note shall bear interest at a rate per annum equal to Interest Rate Cap (calculated on the date of issuance of such Exchange Note).
          (e) It is understood and agreed that the Loans exchanged for Exchange Notes constitute the same indebtedness as such Exchange Notes and that no novation shall be effected by any such exchange.
          7.14 Designation of Unrestricted Subsidiaries. The Boards of Directors of the Borrower and Holdings may designate any Subsidiary (including any newly formed or newly acquired Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) of Holdings (other than the Borrower or any parent company of the Borrower) as an “Unrestricted Subsidiary” under this Agreement (a “Designation”) only if:
          (a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and
          (b) Holdings would be permitted to make, at the time of such Designation, (a) a Permitted Investment or (b) an Investment pursuant to Section 8.1(a), in either case, in an amount (the “Designation Amount”) equal to the Fair Market Value of Holdings’ proportionate interest in such Subsidiary on such date.
          No Subsidiary shall be Designated as an “Unrestricted Subsidiary” unless:
          (i) all of the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of Designation, consist of Non-Recourse Debt, except for any guarantee given solely to support the pledge by Holdings or any Restricted Subsidiary of the Equity Interests of such Unrestricted Subsidiary, which guarantee is not recourse to Holdings or any Restricted Subsidiary;
          (ii) on the date such Subsidiary is Designated an Unrestricted Subsidiary, such Subsidiary is not party to any agreement, contract, arrangement or understanding with Holdings or any Restricted Subsidiary unless the terms of the agreement, contract, arrangement or understanding are no less favorable in any material respect to Holdings or the Restricted Subsidiary than those that would be obtained at the time from Persons who are not Affiliates of Holdings;
          (iii) such Subsidiary is a Person with respect to which neither Holdings nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests of such Person or (b) to maintain or preserve the Person’s financial condition or to cause the Person to achieve any specified levels of operating results; and
          (iv) such Subsidiary has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Holdings or any Restricted Subsidiary, except for any guarantee given solely to support the pledge by Holdings or any Restricted Subsidiary of the Equity Interests of such Unrestricted Subsidiary, which guarantee is not recourse to Holdings or any Restricted Subsidiary.
Any such Designation by the Boards of Directors of the Borrower and Holdings shall be evidenced to the Administrative Agent by filing with the Administrative Agent a resolution of the Board of Directors of the Borrower and a resolution of the Board of Directors of Holdings giving effect to such Designation and an Officers’ Certificate certifying that such Designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Agreement and any Indebtedness of the Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary at such time and, if the Indebtedness is not permitted to be incurred under Section 8.3 or the Lien is not permitted under Section 8.6, Holdings shall be in default of the applicable covenant.
          The Boards of Directors of the Borrower and Holdings may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a “Redesignation”) only if:
          (i) no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and
          (ii) all Liens, Indebtedness and Investments of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, have been permitted to be incurred or made for all purposes of the this Agreement.
Any such Redesignation shall be evidenced to the Administrative Agent by filing with the Administrative Agent a resolution of the Board of Directors of the Borrower and a resolution of the Board of Directors of Holdings giving effect to such designation and an Officers’ Certificate certifying that such Redesignation complies with the foregoing conditions.
          7.15 Merger Certificate. Furnish to the Administrative Agent and each Lender, on or prior to the 15th day after the Closing Date, a copy of the certificate of merger with respect to the Acquisition, duly issued by the secretary of state of the State of Texas in accordance with all applicable

Texas corporate law, including without limitation, Section 10.151 of the Texas Corporation Law and Section 5.04 of the Texas Business Corporation Act.
SECTION 8. NEGATIVE COVENANTS
          8.1 Limitation on Restricted Payments.
          (a) Holdings will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment:
          (i) a Default shall have occurred and be continuing or shall occur as a consequence thereof;
          (ii) (a) Holdings is not able to incur at least U.S.$1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception, or (b) so long as Holdings is a mutual fund trust for Canadian federal income tax purposes, the Consolidated Leverage Ratio exceeds 3.00 to 1.00; or
          (iii) the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments made after the Closing Date (other than Restricted Payments made pursuant to Sections 8.1(b)(ii), (iii), (v) or (vi)), exceeds the sum (the “Restricted Payments Basket”) of (without duplication) of:
          (A) (1) so long as Holdings is a mutual fund trust for Canadian federal income tax purposes, Consolidated Cash Flow from Operations of Holdings and the Restricted Subsidiaries for the period (taken as one accounting period) commencing on the first day of the fiscal quarter in which the Closing Date occurs to and including the last day of the fiscal quarter ended immediately prior to the date of such calculation for which consolidated financial statements are available; or
            (2) at any time on or after the date that Holdings is no longer a mutual fund trust for Canadian federal income tax purposes, 50.0% of Consolidated Net Income of Holdings and the Restricted Subsidiaries for the period (taken as one accounting period) commencing on the first day of the fiscal quarter in which the Closing Date occurs to and including the last day of the fiscal quarter ended immediately prior to the date of such calculation for which consolidated financial statements are available (or, if such Consolidated Net Income shall be a deficit, minus 100.0% of such deficit), in each case, plus
          (B) 100.0% of (a) (i) the aggregate net cash proceeds and (ii) the Fair Market Value of (x) marketable securities (other than marketable securities of Holdings), (y) Equity Interests of a Person (other than Holdings or an Affiliate of Holdings) engaged in a Permitted Business and (z) other assets used in any Permitted Business, received by Holdings or its Restricted Subsidiaries after the Closing Date, in each case as a contribution to its common equity capital or from the issue or sale of Qualified Equity Interests or from the issue or sale of convertible or exchangeable Disqualified Equity Interests or convertible or exchangeable debt securities of Holdings that have been converted into or exchanged for such Qualified Equity Interests (other than Equity Interests or debt securities sold to a Subsidiary of Holdings or net cash proceeds received by Holdings from Qualified Equity Offerings to the extent applied to prepay the Loans in accordance with the provisions set forth under Section 2.12 or 2.13(b) or applied to redeem any Exchange Notes), and (b) the aggregate net cash proceeds, if any, received by Holdings or any of its Restricted Subsidiaries upon any conversion or exchange described in Section 8.1(a)(iii)(B)(a), plus
          (C) 100.0% of the aggregate amount by which Indebtedness (other than any Subordinated Indebtedness or Indebtedness held by a Subsidiary of Holdings) of Holdings or any Restricted Subsidiary is reduced on Holdings’ consolidated balance sheet upon the conversion or exchange after the Closing Date of any such Indebtedness into or for Qualified Equity Interests, plus
          (D) in the case of the disposition or repayment of or return on any Investment that was treated as a Restricted Payment made by Holdings after the Closing Date, an amount (to the extent not included in the computation of Consolidated Net Income) equal to the lesser of (i) 100.0% of the aggregate amount received by Holdings or any Restricted Subsidiary in cash or other property (valued at the Fair Market Value thereof) as the return of capital with respect to such Investment and (ii) the amount of such Investment that was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment and net of taxes, plus
          (E) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, an amount (to the extent not included in the computation of Consolidated Net Income) equal to the lesser of (i) the Fair Market Value of Holdings’ proportionate interest in such Subsidiary immediately following such Redesignation, and (ii) the aggregate amount of Holdings’ Investments in such Subsidiary to the extent such Investments reduced the Restricted Payments Basket and were not previously repaid or otherwise reduced; plus
          (F) U.S.$60.0 million;
provided, however, that if, on the date immediately prior to the date on which Holdings ceases to be a mutual fund trust for Canadian federal income tax purposes, after giving pro forma effect to any Restricted Payments made from the Restricted Payments Basket prior to the date Holdings ceased to be a mutual fund trust as calculated under Section 8.1(a)(iii)(A)(1), the Restricted Payments Basket would be equal to or greater than zero, such amount shall be added to the calculation of the Restricted Payments Basket on a going forward basis. If such amount is negative, it shall not reduce the amount of the Restricted Payment Basket in future calculations. Notwithstanding the foregoing, the Restricted Payments made in reliance on Section 8.1(a)(iii)(A)(1) shall nevertheless be permitted under this Agreement and no Default shall exist by virtue of any Restricted Payments made in reliance thereon while Holdings constituted a mutual fund trust for Canadian federal income tax purposes.
          (b) Notwithstanding the foregoing, Section 8.1(a) will not prohibit:
          (i) the payment of (a) any dividend or redemption payment or the making of any distribution within 60 days after the date of declaration thereof if, on the date of declaration, the dividend, redemption or distribution payment, as the case may be, would have complied with the provisions of this Agreement;
          (ii) any Restricted Payment made in exchange for, or out of the proceeds of, the substantially concurrent issuance and sale of Qualified Equity Interests;
          (iii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Borrower, Holdings or any Subsidiary Guarantor in exchange for, or out of the proceeds of, the substantially concurrent incurrence of,

Refinancing Indebtedness permitted to be incurred under Section 8.3 and the other terms of this Agreement;
          (iv) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of Holdings, the Borrower or any Restricted Subsidiary (A) at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness in the event of a Change of Control in accordance with provisions similar to those contained in Section 2.13(c) or (B) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to Section 2.13(b) with respect to asset sales; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Borrower has made the Change of Control Offer as provided in Section 2.13(c) with respect to the Loans and has completed the prepayment of all Loans with respect to which the Lender has accepted such Change of Control Offer or has complied with Section 2.13(b) with respect to such Asset Sale, as applicable;
          (v) the redemption, repurchase or other acquisition or retirement for value of Equity Interests of Holdings held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates), either (x) upon any such individual’s death, disability, retirement, severance or termination of employment or service or (y) pursuant to any equity subscription agreement, stock option agreement, stockholders’ agreement or similar agreement; provided, in any case, that the aggregate cash consideration paid for all such redemptions, repurchases or other acquisitions or retirements shall not exceed (A) U.S.$5.0 million during any calendar year (with unused amounts in any calendar year being carried forward to the next succeeding calendar year) plus (B) the amount of any net cash proceeds received by or contributed to Holdings from the issuance and sale after the Closing Date of Qualified Equity Interests to its officers, directors or employees that have not been applied to the payment of Restricted Payments pursuant to this clause (v), plus (C) the net cash proceeds of any “key-man” life insurance policies that have not been applied to the payment of Restricted Payments pursuant to this clause (v);
          (vi) (a) repurchases, redemptions or other acquisitions or retirements for value of Equity Interests of Holdings deemed to occur upon the exercise of stock options, warrants, rights to acquire Equity Interests of Holdings or other convertible securities to the extent such Equity Interests of Holdings represent a portion of the exercise or exchange price thereof and (b) any repurchases, redemptions or other acquisitions or retirements for value of Equity Interests of Holdings made in lieu of withholding taxes in connection with any exercise or exchange of stock options, warrants or other similar rights;
          (vii) dividends on Disqualified Equity Interests of Holdings issued in compliance with Section 8.3 to the extent such dividends are included in the definition of Consolidated Interest Expense;
          (viii) the payment of cash in lieu of fractional Equity Interests of Holdings;
          (ix) payments or distributions to dissenting stockholders pursuant to applicable law in connection with a merger, amalgamation, consolidation or transfer of assets that complies with the provisions of Section 8.9; or
          (x) the redemption for cash of Trust Units or Exchangeable LP Units at the option of the holders thereof in accordance with the terms of the Trust Declaration and the

Limited Partnership Agreement and related documents; provided that the aggregate of any such redemptions shall not exceed U.S.$1.0 million in any calendar year;
          (xi) cash distributions by Holdings to the holders of Equity Interests of Holdings in accordance with a distribution reinvestment plan or dividend reinvestment plan to the extent such payments are applied to the purchase of Equity Interests directly from Holdings; and
          (xii) payment of other Restricted Payments from time to time in an aggregate amount not to exceed U.S.$30.0 million in any fiscal year;
provided that (a) in the case of any Restricted Payment pursuant to Sections 8.1(b)(iii), (iv), (v), (x) or (xii), no Default shall have occurred and be continuing or occur as a consequence thereof and (b) no issuance and sale of Qualified Equity Interests used to make a payment pursuant to Sections 8.1(b)(ii), (iii) or (v)(B) above shall increase the Restricted Payments Basket.
          (c) For the purposes of determining compliance with any U.S. dollar-denominated restriction on Restricted Payments denominated in a foreign currency, the U.S. dollar-equivalent amount of such Restricted Payment shall be calculated based on the relevant currency exchange rate in effect on the date that such Restricted Payment was made.
          (d) Holdings will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to Section 7.14. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by Holdings and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.
          8.2 Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. Holdings will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:
          (a) pay dividends or make any other distributions on or in respect of its Equity Interests to Holdings or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Equity Interests);
          (b) make loans or advances, or pay any Indebtedness or other obligation owed, to Holdings or any other Restricted Subsidiary (it being understood that the subordination of loans or advances made to Holdings or any Restricted Subsidiary to other Indebtedness or obligations incurred by Holdings or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or
          (c) transfer any of its property or assets to Holdings or any other Restricted Subsidiary (it being understood that such transfers shall not include any type of transfer described in Section 8.2(a) or (b));
          (d) except for, in each case:

          (i) encumbrances or restrictions existing under agreements existing on the date of this Agreement (including, without limitation, the Senior Secured Credit Agreement) as in effect on that date and set forth on Schedule 8.2;
          (ii) encumbrances or restrictions existing under this Agreement and the Guarantee, under the Exchange Documents and the guarantees in respect of the Exchange Notes and under any Sale and Repurchase Agreement;
          (iii) any instrument governing Acquired Indebtedness or Equity Interests of a Person acquired by Holdings or any of its Restricted Subsidiaries, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;
          (iv) any agreement or other instrument of a Person acquired by Holdings or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired (including after acquired property);
          (v) any amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing of an agreement referred to in Sections 8.2(d)(i), (ii), (iii), (iv) or this Section 8.2(d)(v); provided, however, that such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, no more restrictive than the encumbrances and restrictions contained in the agreements referred to in Sections 8.2(d)(i), (ii), (iii) or (iv) on the Closing Date or the date such Restricted Subsidiary became a Restricted Subsidiary or was merged into a Restricted Subsidiary, whichever is applicable;
          (vi) encumbrances or restrictions existing under or by reason of applicable law, regulation or order;
          (vii) non-assignment provisions of any contract or any lease entered into in the ordinary course of business;
          (viii) in the case of Section 8.2(c), Liens permitted to be incurred under Section 8.6 that limit the right of the debtor to dispose of the assets securing such Indebtedness;
          (ix) restrictions imposed under any agreement to sell Equity Interests or assets, as permitted under this Agreement, to any Person pending the closing of such sale;
          (x) any other agreement governing Indebtedness or other obligations entered into after the Closing Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Closing Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Closing Date;
          (xi) customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements, shareholder agreements and other similar agreements entered into in the ordinary course of business that restrict the disposition or distribution of ownership interests in or assets of such partnership, limited liability company, joint venture, corporation or similar Person that, in each case is not a Subsidiary of Holdings;

          (xii) Purchase Money Indebtedness and any Refinancing Indebtedness in respect thereof incurred in compliance with Section 8.3 that imposes restrictions of the nature described in Section 8.2(c) above on the assets acquired; and
          (xiii) restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business.
          8.3 Limitation on Additional Indebtedness.
          (a) Holdings will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness); provided that Holdings, the Borrower or any Subsidiary Guarantor may incur additional Indebtedness (including Acquired Indebtedness), in each case, if, after giving effect thereto on a pro forma basis, the Consolidated Interest Coverage Ratio would be at least 2.50 to 1.00 (the “Coverage Ratio Exception”).
          (b) Notwithstanding the above, each of the following incurrences of Indebtedness shall be permitted (the “Permitted Indebtedness”):
          (i) Indebtedness of the Borrower, Holdings and any Subsidiary Guarantor under the Credit Facilities in an aggregate principal amount at any time outstanding not to exceed the greater of (a) U.S.$1,200.0 million, including the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), minus to the extent a permanent repayment and/or commitment reduction is required thereunder as a result of such application, the aggregate amount of Net Cash Proceeds applied to permanent repayments and commitment reductions under the Credit Facilities in accordance with Section 2.13(b) of the Senior Secured Credit Agreement or similar agreement or (b) 30.0% of Holdings’ Consolidated Tangible Assets;
          (ii) Indebtedness under (a) this Agreement and the Guarantee and (b) the Exchange Notes and the guarantees in respect thereof (solely to the extent used to replace the Loans);
          (iii) Indebtedness of Holdings and its Restricted Subsidiaries to the extent outstanding on the Closing Date after giving effect to the intended use of proceeds of the Loans (other than Indebtedness referred to in Sections 8.3(b)(i), (ii), (iv), (v), (vi), (vii), (viii), (ix) and (xi));
          (iv) guarantees by (a) Holdings, the Borrower or Subsidiary Guarantors of Indebtedness permitted to be incurred in accordance with the provisions of this Agreement; provided that in the event such Indebtedness that is being guaranteed is Subordinated Indebtedness, then the related guarantee shall be subordinated in right of payment to this Agreement or the Guarantee, as the case may be, and (b) guarantees of Indebtedness incurred by Restricted Subsidiaries that are not Subsidiary Guarantors in accordance with the provisions of this Agreement;
          (v) Indebtedness under Hedging Obligations entered into for bona fide hedging purposes of the Borrower or any Restricted Subsidiary in the ordinary course of business and not for the purpose of speculation; provided that in the case of Hedging Obligations relating to interest rates, (a) such Hedging Obligations relate to payment obligations on Indebtedness otherwise permitted to be incurred by this Section 8.3, and (b) the notional principal amount of such Hedging Obligations at the time incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;
          (vi) Indebtedness of Holdings or the Borrower owed to and held by a Restricted Subsidiary and Indebtedness of any Restricted Subsidiary owed to and held by Holdings, the Borrower or any other Restricted Subsidiary; provided, however, that
               (A) if Holdings or the Borrower is the obligor on Indebtedness and a Restricted Subsidiary that is not a Subsidiary Guarantor is the obligee, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Loans;
               (B) if a Guarantor is the obligor on such Indebtedness and a Restricted Subsidiary that is not a Subsidiary Guarantor is the obligee, such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; and
               (C) (1) any subsequent issuance or transfer of Equity Interests or any other event which results in any such Indebtedness being held by a Person other than Holdings or any other Restricted Subsidiary; and
          (2) any sale or other transfer of any such Indebtedness to a Person other than Holdings, the Borrower or any other Restricted Subsidiary shall be deemed, in each case of this clause (C), to constitute an incurrence of such Indebtedness not permitted by this Section 8.3(b)(vi);
          (vii) Indebtedness in respect of (a) self-insurance obligations or completion, bid, performance, appeal or surety bonds issued for the account of Holdings or any Restricted Subsidiary in the ordinary course of business, including guarantees or obligations of Holdings or any Restricted Subsidiary with respect to letters of credit supporting such self-insurance, completion, bid, performance, appeal or surety obligations (in each case other than for an obligation for money borrowed) of Holdings or such Restricted Subsidiary or (b) obligations represented by letters of credit for the account of Holdings or any Restricted Subsidiary, as the case may be, in order to provide security for workers’ compensation claims;
          (viii) Purchase Money Indebtedness incurred by Holdings, the Borrower or any Restricted Subsidiary after the Closing Date, and Refinancing Indebtedness thereof, in an aggregate principal amount not to exceed at any time outstanding 5.0% of Holdings’ Consolidated Tangible Assets;
          (ix) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;
          (x) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;
          (xi) Refinancing Indebtedness of Holdings or any Restricted Subsidiary with respect to Indebtedness incurred pursuant to the Coverage Ratio Exception, Section 8.3(b)(ii), (iii), (xi), (xvii) or (xviii);

          (xii) indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets of Holdings or any Restricted Subsidiary or Equity Interests of a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Equity Interests for the purpose of financing or in contemplation of any such acquisition; provided that (a) any amount of such obligations included on the face of the balance sheet of Holdings or any Restricted Subsidiary shall not be permitted under this Section 8.3(b)(xii) (contingent obligations referred to on the face of a balance sheet or in a footnote thereto and not otherwise quantified and reflected on the balance sheet will not be deemed “included on the face of the balance sheet” for purposes of the foregoing) and (b) in the case of a disposition, the maximum aggregate liability in respect of all such obligations outstanding under this Section 8.3(b)(xii) shall at no time exceed the gross proceeds actually received by Holdings and the Restricted Subsidiaries in connection with such disposition;
          (xiii) Indebtedness of Foreign Restricted Subsidiaries in an aggregate amount outstanding at any one time not to exceed the greater of (a) U.S.$50.0 million or (b) 10.0% of such Foreign Restricted Subsidiaries’ Consolidated Tangible Assets;
          (xiv) additional Indebtedness of Holdings or any Restricted Subsidiary in an aggregate principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this Section 8.3(b)(xiv) and then outstanding, will not exceed the greater of (a) U.S.$150.0 million or (b) 5.0% of Holdings’ Consolidated Tangible Assets;
          (xv) Indebtedness represented by Redemption Notes to satisfy Holdings’ obligation to repurchase Trust Units at the option of the holders thereof; provided that such Indebtedness shall be expressly subordinated to the prior payment in full in cash of the Guarantee of Holdings and shall mature after the Final Maturity Date;
          (xvi) Indebtedness in respect of Specified Cash Management Agreements entered into in the ordinary course of business;
          (xvii) Indebtedness under the Existing Convertible Securities, to the extent and in the amounts outstanding on the Closing Date, as such amounts shall be reduced by the amounts of such Existing Convertible Securities repurchased by the Borrower pursuant to the terms thereof requiring an offer to repurchase such Existing Convertible Securities triggered by the change of control of the Target occurring by virtue of the Acquisition;
          (xviii) Indebtedness incurred under one or more short-term operating facilities provided by Royal Bank of Canada and/or other lenders or the respective affiliates thereof to the Borrower, Holdings and/or any Subsidiary Guarantor providing for borrowings to be made and/or letters of credit to be issued pursuant thereto in an aggregate principal amount not to exceed U.S.$60.0 million or, prior to the date that is 60 days following the Closing Date, U.S.$70.0 million, at any one time outstanding; and
          (xix) Indebtedness incurred to finance the Contingent Tax Liabilities in an aggregate principal amount not to exceed $175.0 million at any one time outstanding.
          (c) For purposes of determining compliance with this Section 8.3, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in Sections 8.3(b)(i) through 8.3(b)(xix) above or is entitled to be incurred pursuant to the Coverage Ratio Exception, the Borrower shall, in its sole discretion, classify such item of Indebtedness and may divide and classify such Indebtedness in more than one of the types of Indebtedness described, except that Indebtedness incurred under the Credit Facilities on the closing date of the Acquisition shall be deemed to have been incurred under Section 8.3(b)(i) above, and may later reclassify any item of Indebtedness described in Sections 8.3(b)(i) through 8.3(b)(xix) above (provided that at the time of reclassification it meets the criteria in such category or categories). In addition, for purposes of determining any particular amount of Indebtedness under this Section 8.3, (i) guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included so long as incurred by a Person that could have incurred such Indebtedness; and (ii) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.
          (d) For the purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness denominated in a foreign currency, the U.S. dollar-equivalent principal amount of such Indebtedness incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the earlier of the date that such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.
          (e) In addition, Holdings will not permit any of its Unrestricted Subsidiaries to incur any Indebtedness other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this Section 8.3, Holdings shall be in Default of this Section 8.3).
          8.4 Limitation on Asset Sales.
          (a) Holdings will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:
          (i) Holdings or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Sale) of the shares and assets subject to such Asset Sale; and
          (ii) at least 75.0% of the total consideration from such Asset Sale received by Holdings or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents.
          For purposes of clause (ii) above and for no other purpose, the following shall be deemed to be cash:
          (i) the amount (without duplication) of any Indebtedness (other than Subordinated Indebtedness) of Holdings or such Restricted Subsidiary that is expressly assumed by the transferee of any such assets pursuant to a written novation agreement that releases Holdings or such Restricted Subsidiary from further liability therefor,
          (ii) the amount of any securities, notes or other obligations received from such transferee that are within 180 days after such Asset Sale converted by Holdings or such Restricted Subsidiary into cash (to the extent of the cash actually so received), and
          (iii) the Fair Market Value of (i) any assets (other than securities) received by Holdings or any Restricted Subsidiary to be used by it in a Permitted Business, (ii) Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by Holdings or (iii) a combination of (i) and (ii).
          (b) If at any time any non-cash consideration received by Holdings or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is repaid or converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with Section 2.13(b).
          Any Asset Sale pursuant to a condemnation, appropriation or other similar taking, including by deed in lieu of condemnation, or pursuant to the foreclosure or other enforcement of a Permitted Lien or exercise by the related lienholder of rights with respect thereto, including by deed or assignment in lieu of foreclosure shall not be required to satisfy the conditions set forth in Sections 8.4(a)(i) and (ii).
          Notwithstanding the foregoing, the 75.0% limitation referred to above shall be deemed satisfied with respect to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75.0% limitation.
          8.5 Limitation on Transactions with Affiliates.
          (a) Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, in one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its assets to, or purchase any assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (an “Affiliate Transaction”), unless:
          (i) the terms of such Affiliate Transaction are no less favorable in all material respects to Holdings or such Restricted Subsidiary, as the case may be, than those that would have been obtained in a comparable transaction at the time of such transaction in arm’s length dealings with a Person who is not such an Affiliate; and
          (ii) Holdings delivers to the Administrative Agent, with respect to any Affiliate Transaction involving aggregate value in excess of U.S.$25.0 million, an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above and a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted by the Independent Directors approving such Affiliate Transaction.

          (b) The foregoing restrictions shall not apply to:
          (i) transactions exclusively between or among (a) Holdings and one or more Restricted Subsidiaries or (b) Restricted Subsidiaries;
          (ii) reasonable director, trustee, officer and employee compensation (including bonuses) and other benefits (including pursuant to any employment agreement or any retirement, health, stock option or other benefit plan) and indemnification arrangements, in each case, as determined in good faith by the Borrower’s Board of Directors or senior management;
          (iii) the entering into of a tax sharing agreement, or payments pursuant thereto, between Holdings and/or one or more Subsidiaries, on the one hand, and any other Person with which Holdings or such Subsidiaries are required or permitted to file a consolidated tax return or with which Holdings or such Subsidiaries are part of a consolidated group for tax purposes to be used by such Person to pay taxes, and which payments by Holdings and the Restricted Subsidiaries are not in excess of the tax liabilities that would have been payable by them on a stand-alone basis;
          (iv) any Permitted Investments (other than pursuant to clause (1) and (18) of the definition thereof);
          (v) any Restricted Payments which are made in accordance with Section 8.1;
          (vi) any agreement in effect on the Closing Date and identified on Schedule 8.5, as in effect on the Closing Date or as thereafter amended or replaced in any manner that, taken as a whole, is not more disadvantageous to the Lenders or Holdings in any material respect than such agreement as it was in effect on the Closing Date;
          (vii) any transaction with a Person (other than an Unrestricted Subsidiary of Holdings) which would constitute an Affiliate of Holdings solely because Holdings or a Restricted Subsidiary owns an equity interest in or otherwise controls such Person;
          (viii) (a) any transaction with an Affiliate where the only consideration paid by Holdings or any Restricted Subsidiary is Qualified Equity Interests or (b) the issuance or sale of any Qualified Equity Interests and the granting of registration and other customary rights in connection therewith; and
          (ix) the Acquisition and the transactions contemplated in connection with the Acquisition.
          8.6 Limitation on Liens. Holdings shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien (other than Permitted Liens) upon any of their property or assets (including Equity Interests of any Restricted Subsidiary), whether owned at the Closing Date or thereafter acquired, which Lien secures Indebtedness or trade payables, unless contemporaneously with the incurrence of such Lien:
          (a) in the case of any Lien securing an obligation that ranks pari passu with the Loans or the Guarantee, effective provision is made to secure the Loans or the Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

          (b) in the case of any Lien securing an obligation that is subordinated in right of payment to the Loans or the Guarantee, effective provision is made to secure the Loans or the Guarantee, as the case may be, with a Lien on the same collateral that is senior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien.
          8.7 [Reserved].
          8.8 Material Change in Business. Each of Holdings and the Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, change its primary business from a Permitted Business.
          8.9 Consolidation, Merger, Conveyance, Transfer or Lease.
          (a) Neither Holdings nor the Borrower will, directly or indirectly, in a single transaction or a series of related transactions, consolidate, amalgamate or merge with or into or wind up or dissolve into another Person (whether or not the Borrower or Holdings, as the case may be, is the surviving Person), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of Holdings and its Restricted Subsidiaries (taken as a whole) unless:
          (i) either:
          (A) the Borrower or Holdings, as applicable, will be the surviving or continuing Person; or
          (B) the Person (if other than the Borrower or Holdings) formed by or surviving or continuing from such consolidation, merger, amalgamation, winding up or dissolution or to which such sale, lease, transfer, conveyance or other disposition or assignment shall be made (collectively, the “Successor”) is a corporation, limited liability company or limited partnership organized, or, in the case of Holdings, a mutual fund trust organized and existing under the laws of Canada or any province thereof or the United States of America or of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by agreements in form and substance reasonably satisfactory to the Administrative Agent, all of the obligations of the Borrower, or Holdings, as the case may be, under this Agreement or the Guarantee, as the case may be, the Exchange Notes Indenture and the Exchange and Registration Rights Agreement; provided, that if the Successor of the Borrower is not a corporation, a Restricted Subsidiary that is a corporation expressly assumes as co-obligor all of the obligations of the Borrower under this Agreement pursuant to a joinder to this Agreement executed and delivered to the Administrative Agent;
          (ii) immediately after giving effect to such transaction and the assumption of the obligations as set forth in Section 8.9(a)(i)(B) and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, no Default shall have occurred and be continuing;
          (iii) immediately after giving pro forma effect to such transaction and the assumption of the obligations as set forth in Section 8.9(a)(i)(B) and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, Holdings or its Successor, as the case may be, could incur U.S.$1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception; and

          (iv) Holdings shall have delivered to the Administrative Agent an Officers’ Certificate and an Opinion of Counsel, each stating that such merger, amalgamation, consolidation or transfer and such joinder (if any) comply with this Agreement.
          (b) For purposes of this Section 8.9, any Indebtedness of the Successor which was not Indebtedness of the Borrower, or Holdings, as the case may be, immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.
          (c) Subject to Section 7.15(b) of the Guarantee, no Subsidiary Guarantor will, and Holdings will not permit any Subsidiary Guarantor to, directly or indirectly, in a single transaction or a series of related transactions, consolidate, amalgamate or merge with or into or wind up or dissolve into another Person (whether or not the Subsidiary Guarantor is the surviving Person), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of its assets to any Person unless either:
          (i) (A) such Subsidiary Guarantor will be the surviving or continuing Person; or (ii) the Person (if other than such Subsidiary Guarantor) formed by or surviving any such consolidation, merger, amalgamation, winding-up or dissolution is another Subsidiary Guarantor or assumes, by agreements in form and substance reasonably satisfactory to the Administrative Agent, all of the obligations of such Subsidiary Guarantor under the Guarantee, this Agreement, the Exchange Notes Indenture and the Exchange and Registration Rights Agreement;
          (B) immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and
          (C) the Borrower shall have delivered to the Administrative Agent an Officers’ Certificate and an Opinion of Counsel, each stating that such merger, amalgamation, consolidation or transfer and such supplemental indenture (if any) comply with this Agreement; or
          (ii) the transaction is made in compliance with Section 8.4 and the Net Cash Proceeds are applied in accordance with Section 2.13(b).
          (d) For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of Holdings or the Borrower, as applicable, the Equity Interests of which constitute all or substantially all of the properties and assets of Holdings or the Borrower, as applicable, will be deemed to be the transfer of all or substantially all of the properties and assets of Holdings or the Borrower, as applicable.
          (e) Upon any consolidation, amalgamation or merger of the Borrower, Holdings or a Subsidiary Guarantor, or any transfer of all or substantially all of the assets of the Borrower or Holdings in accordance with the foregoing, in which the Borrower, Holdings or such Subsidiary Guarantor is not the continuing obligor under this Agreement or the Guarantee, as applicable, the surviving entity formed by such consolidation or amalgamation or into which the Borrower, Holdings or such Subsidiary Guarantor is merged or the Person to which the sale, conveyance, lease, transfer, disposition or assignment is made will succeed to, and be substituted for, and may exercise every right and power of, the Borrower, Holdings or such Subsidiary Guarantor under this Agreement and the Guarantee with the same effect as if such surviving entity had been named therein as the Borrower, Holdings or such Subsidiary Guarantor and, except in the case of a lease, the Borrower, Holdings or such Subsidiary Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on the Loans or in respect of the Guarantee, as the case may be, and all of the Borrower’s, Holdings’ or such Subsidiary Guarantor’s other obligations and covenants under this Agreement and the Guarantee, if applicable.
          (f) Notwithstanding the foregoing, (i) any Restricted Subsidiary may consolidate, merge or amalgamate with or into or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to Holdings or another Restricted Subsidiary, (ii) any Subsidiary Guarantor may consolidate, merge or amalgamate with or into or convey, transfer or lease, in one transaction or a series of transactions, all or part of its properties and assets to Holdings, the Borrower or another Subsidiary Guarantor or the Borrower or merge with a Restricted Subsidiary of Holdings solely for the purpose of reincorporating the Subsidiary Guarantor in Canada or a province thereof, a State of the United States or the District of Columbia, as long as the amount of Indebtedness of Holdings, the Borrower or such Subsidiary Guarantor and its Restricted Subsidiaries is not increased thereby, (iii) this Section 8.9 shall not apply to a Permitted Reorganization or the Acquisition, (iv) the entity that was previously Holdings may be terminated or wound-up in or at any time following a transaction complying with the definition of “Permitted Reorganization” where there is a Parent and (v) in a transaction complying with the definition of “Permitted Reorganization” where there is a Parent, the Borrower may be merged, amalgamated, consolidated or wound up with or into the Parent.
          8.10 Amendments to Sale and Repurchase Agreements. Each of Holdings and the Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, amend, supplement or otherwise modify (pursuant to a waiver or otherwise) the terms and conditions of any Sale and Repurchase Agreement except for any such amendment, supplement or modification that is not materially adverse to the Lenders.
SECTION 9. EVENTS OF DEFAULT
          If any of the following events shall occur and be continuing:
          (a) the Borrower shall fail to pay any principal of any Loan when due in accordance with the terms hereof; or the Borrower shall fail to pay any interest on any Loan, or any other amount payable hereunder or under any other Loan Document, within five days after any such interest or other amount becomes due in accordance with the terms hereof; or
          (b) any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document or that is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Agreement or any such other Loan Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made; or
          (c) any Loan Party shall default in the observance or performance of any agreement contained in clause (i) or (ii) of Section 7.4(a) (with respect to Holdings and the Borrower only), Section 7.7(a) or Section 8 of this Agreement; or
          (d) any Loan Party shall default in the observance or performance of any other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of 30 days after notice to the Borrower from the Administrative Agent or the Required Lenders; or
          (e) any Group Member shall (i) default in making any payment of any principal of any Indebtedness (including any Guarantee Obligation, but excluding the Loans) on the scheduled or original due date with respect thereto; or (ii) default in making any payment of any interest on any such

Indebtedness beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created; or (iii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the lapse of time or the giving of notice if required, such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a Guarantee Obligation or which is payable on demand) to become payable; provided, that a default, event or condition described in clause (i), (ii) or (iii) of this paragraph (e) shall not at any time constitute an Event of Default unless, at such time, one or more defaults, events or conditions of the type described in clauses (i), (ii) and (iii) of this paragraph (e) shall have occurred and be continuing with respect to Indebtedness the outstanding principal amount of which exceeds in the aggregate $30,000,000; or
          (f) (i) any Loan Party (other than Precision Drilling Trust) shall commence any case, proceeding or other action (A) under any Debtor Relief Laws seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against any Loan Party (other than Precision Drilling Trust) any case, proceeding or other action of a nature referred to in clause (i) above that (A) results in the entry of an order for relief or any such adjudication or appointment that, solely in the case of any such appointment, remains undismissed or unstayed for a period of 10 days or (B) remains undismissed or undischarged for a period of 60 days; or (iii) there shall be commenced against any Loan Party (other than Precision Drilling Trust) any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) any Loan Party (other than Precision Drilling Trust) shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) any Loan Party (other than Precision Drilling Trust) shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or (vi) or any Loan Party (other than Precision Drilling Trust) shall make a general assignment for the benefit of its creditors; or (vii) any Insolvency of Holdings shall occur or Holdings shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts specified in the definition thereof; or
          (g) (i) an ERISA Event shall have occurred or (ii) any Loan Party or any of their respective ERISA Affiliates shall have been notified by the sponsor of a Multiemployer Plan that it has incurred or will be assessed Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting such Withdrawal Liability or is not contesting such Withdrawal Liability in a timely and appropriate manner; and in each case in clauses (i) and (ii) above, such event or condition, together with all other such events or conditions, if any, would reasonably be expected to result in a Material Adverse Effect; or
          (h) one or more judgments or decrees shall be entered against any Loan Party involving in the aggregate a liability (not paid or fully covered by insurance as to which the relevant insurance company has acknowledged coverage) of $30,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof; or

          (i) [RESERVED]; or
          (j) the Guarantee shall cease, for any reason, to be in full force and effect in all material respects or any Loan Party party thereto shall so assert; or
          (k) so long as the Initial Lenders hold of record at least 50.1% of the aggregate principal amount of the Loans, any Loan Party shall default in the observance or performance of any agreement contained in the Marketing Side Letter, and such default shall continue unremedied for a period of 30 days after notice to the Borrower from the Administrative Agent; or
          (l) prior to a Permitted Reorganization and except to the extent necessary in connection with a Permitted Reorganization, Holdings shall (i) conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any material business or operations other than those incidental to its ownership of the Equity Interests of its Subsidiaries and necessary or advisable in connection with the performance of its obligations under the Trust Declaration and other agreements to which it is a party, (ii) incur, create, assume or suffer to exist any Indebtedness or other material liabilities or financial obligations, except (w) the Indebtedness in respect of the Convertible Debentures (as defined in the Senior Secured Credit Agreement), the Redemption Notes, the Senior Secured Credit Facilities and other Indebtedness otherwise permitted to be incurred by it hereunder, (x) nonconsensual obligations imposed by operation of law, (y) obligations pursuant to the Loan Documents to which it is a party and (z) obligations with respect to its Trust Units, or (iii) own, lease, manage or otherwise operate any properties or assets (including cash (other than cash received in connection with distributions or other payments made by its Subsidiaries in accordance with Section 8.1 pending application in the manner contemplated by said Section) and cash equivalents) other than the ownership of shares of Equity Interests of its Subsidiaries; or
          (m) any Subordinated Indebtedness or the guarantees thereof shall cease, for any reason, to be validly subordinated to the Obligations or the obligations of the Subsidiary Guarantors under the Guarantee, or any Loan Party, the trustee in respect of any Subordinated Indebtedness or the holders of at least 25% in aggregate principal amount of any such Subordinated Indebtedness shall so assert;
then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) above with respect to the Borrower, automatically the Commitments shall immediately terminate and the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents shall immediately become due and payable, and (B) if such event is any other Event of Default, with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower, declare the Commitments to be terminated forthwith and declare the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents to be due and payable forthwith, whereupon the same shall immediately become due and payable. Except as expressly provided above in this Section 9, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Borrower.
SECTION 10. THE AGENTS
          10.1 Appointment. Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.
          10.2 Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.
          10.3 Exculpatory Provisions. Neither any Agent nor any of their respective officers, directors, employees, agents, advisors, attorneys-in-fact or affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such Person’s own gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Agents under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party a party thereto to perform its obligations hereunder or thereunder. The Agents shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.
          10.4 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy or email message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to Holdings or the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all Lenders, as the case may be) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all Lenders, as the case may be), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.
          10.5 Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Administrative Agent has received written notice from a Lender, Holdings or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default.” In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders and, unless such notice shall have been received from the Borrower or Holdings, to the Borrower and Holdings; provided, that failure to give any such notice to the Borrower or Holdings shall not affect the validity or existence of such Default or Event of Default. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all Lenders, as the case may be); provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.
          10.6 Non-Reliance on Agents and Other Lenders. Each Lender expressly acknowledges that neither the Agents nor any of their respective officers, directors, employees, agents, advisors, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by any Agent hereafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender. Each Lender represents to the Agents that it has, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party or any affiliate of a Loan Party that may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, advisors, attorneys-in-fact or affiliates.
          10.7 Indemnification. The Lenders agree to indemnify each Agent and its officers, directors, employees, affiliates, agents, advisors and controlling persons (each, an “Agent Indemnitee”) (to the extent not reimbursed by Holdings or the Borrower and without limiting the obligation of Holdings or the Borrower to do so), ratably according to their respective Aggregate Exposure Percentages in effect on the date on which indemnification is sought under this Section 10.7 (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with such Aggregate Exposure Percentages immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against such Agent Indemnitee in any way relating to or arising out of, the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent Indemnitee under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from such Agent Indemnitee’s gross negligence or willful misconduct. Notwithstanding any other provision of this Agreement or any other Loan Document, no Agent Indemnitee shall be liable for any special, indirect, consequential or punitive damages in connection with its activities related to this Agreement or any other Loan Document or any of the transactions in connection herewith or therewith. The agreements in this Section shall survive the payment of the Loans and all other amounts payable hereunder.
          10.8 Withholding Tax. To the extent required by any applicable law, the Administrative Agent may withhold from any interest payment to any Lender an amount equivalent to any applicable withholding tax. If the Internal Revenue Service or any authority of the United States or other jurisdiction asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender (because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstances that rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason), such Lender shall indemnify the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by the Borrower and without limiting the obligation of the Borrower to do so) fully for all amounts paid, directly or indirectly, by the Administrative Agent as tax or otherwise, including penalties and interest, together with all expenses incurred, including legal expenses, allocated staff costs and any out of pocket expenses.
          10.9 Agent in Its Individual Capacity. Each Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Loan Party as though such Agent were not an Agent. With respect to its Loans made by it, each Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms “Lender” and “Lenders” shall include each Agent in its individual capacity.
          10.10 Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 10 days’ notice to the Lenders and the Borrower. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default under Section 9(a) or Section 9(f) with respect to the Borrower shall have occurred and be continuing) be subject to approval by the Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term “Administrative Agent” shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent’s rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans. If no successor agent has accepted appointment as Administrative Agent by the date that is 20 days following a retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. After any retiring Administrative Agent’s resignation as Administrative Agent, the provisions of this Section 10 and of Section 11.5 shall continue to inure to its benefit.
          10.11 [Reserved].(a)
          10.12 Documentation Agent and Syndication Agent. Neither the Documentation Agent nor the Syndication Agent shall have any duties or responsibilities hereunder in its capacity as such.
SECTION 11. MISCELLANEOUS
          11.1 Amendments and Waivers. Neither this Agreement, any other Loan Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 11.1 (except the Marketing Side Letter or any amendment or supplement thereto, which may only be amended, supplemented or otherwise modified in accordance with the provisions thereof; and the provisions of this Section 11.1 shall not apply with respect to the Marketing Side Letter or any amendment or supplement thereto) or as otherwise expressly permitted hereunder in connection with a Permitted Reorganization. The Required Lenders and each Loan Party party to the relevant Loan Document may, or, with the written consent of the Required Lenders, the Administrative Agent and each Loan Party party to the relevant Loan Document may, from time to time, (a) enter into written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall (i) forgive the principal amount, or extend the Initial Maturity Date or Final Maturity Date, reduce the stated rate of any interest or fee payable hereunder (except (x) in connection with the waiver of applicability of any post-default increase in interest rates (which waiver shall be effective with the consent of the Required Lenders and (y) that any amendment or modification of defined terms used in the financial covenants in this Agreement shall not constitute a reduction in the rate of interest or fees for the purpose of this clause (i)) or extend the scheduled date of any payment thereof, or amend, modify or waive any provision in the Description of Exchange Notes that requires (or would, if any Exchange Notes were outstanding, require) the approval of all holders of Exchange Notes, or add further restrictions to the Lenders’ right to exchange Bridge Loans for Exchange Notes or amend the rate of such exchange, without the written consent of each Lender directly affected thereby, (ii) modify the voting rights of any Lender under this Section 11.1 without the written consent of such Lender; (iii) reduce any percentage specified in the definition of Required Lenders, consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement and the other Loan Documents (except in connection with a Permitted Reorganization) or, except as otherwise provided by Section 11.14, release all or substantially all of the Guarantors from their obligations under the Guarantee without the written consent of all Lenders; or (iv) amend, modify or waive any provision of Section 10 or any other provision of any Loan Document that affects the Administrative Agent without the written consent of the Administrative Agent. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Loan Parties, the Lenders, the Administrative Agent and all future holders of the Loans. In the case of any waiver, the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the other Loan Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.
          11.2 Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or, in the case of telecopy notice, when received, addressed as follows in the case of Holdings, the Borrower and the Administrative Agent, and as set forth in an administrative questionnaire delivered to the Administrative Agent in the case of the Lenders, or to such other address as may be hereafter notified by the respective parties hereto:

Holdings:	Precision Drilling Trust
150 6th Avenue SW
Suite 4200
Calgary, AB T2P 3Y7
Canada
Attention: Chief Financial Officer (with a copy

to General Counsel)
Telecopy: (403) 264-0251
Telephone: (403) 716-4500

Borrower:	Precision Drilling Corporation
150 6th Avenue SW
Suite 4200
Calgary, AB T2P 3Y7
Canada
Attention: Chief Financial Officer (with a copy to General Counsel)
Telecopy: (403) 264-0251
Telephone: (403) 716-4500

Administrative Agent:	Deutsche Bank AG Cayman Islands Branch
60 Wall Street
New York, NY 10005-2858
Attention: Calli Hayes
Telecopy: (212) 797-5904
Telephone: (212) 250-8981

with a copy to:	Deutsche Bank
5022 Gate Parkway, Suite 40
Jackson, FL 32256
Attention: Jennifer Faas
Telecopy: (904) 807-9460
Telephone: (904) 527-6394
provided that any notice, request or demand to or upon the Administrative Agent or the Lenders shall not be effective until received.
          Notices and other communications from the Administrative Agent to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to service of process or to notices pursuant to Section 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.
          11.3 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.
          11.4 Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans and other extensions of credit hereunder.

          11.5 Payment of Expenses and Taxes. The Borrower agrees (a) to pay or reimburse the Administrative Agent for all its reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Loan Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees and disbursements of one U.S. counsel, one Canadian counsel and one local counsel in each relevant jurisdiction to the Administrative Agent and filing and recording fees and expenses, with statements with respect to the foregoing to be submitted to the Borrower prior to the Closing Date (in the case of amounts to be paid on the Closing Date) and from time to time thereafter on a quarterly basis or such other periodic basis as the Administrative Agent shall deem appropriate, (b) to pay or reimburse each Lender and the Administrative Agent for all its out-of-pocket costs and expenses incurred in connection with the enforcement, preservation of any rights under, or the restructuring or workout of, this Agreement, the other Loan Documents and any such other documents, including the fees and disbursements of counsel to each Lender and of counsel to the Administrative Agent, (c) to pay, indemnify, and hold each Lender and the Administrative Agent harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other taxes, if any, that may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Loan Documents and any such other documents, and (d) to pay, indemnify, and hold each Lender and the Administrative Agent and their respective officers, directors, employees, affiliates, agents, advisors and controlling persons (each, an “Indemnitee”) harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Loan Documents and any such other documents, including any of the foregoing relating to the use of proceeds of the Loans or arising out of, or in respect of (i) any actual, alleged or threatened Release in respect of any Properties, whether now owned or hereafter acquired; (ii) any remedial action required to be taken under any Environmental Laws by an Indemnitee in respect of any Release or in respect of the environmental condition of any of the Properties; (iii) any non-compliance by any Group Member or any predecessor in title to any Group Member under any Environmental Laws, in respect of actions of any Governmental Authority under any Environmental Laws or in respect of the environmental condition of any of the Properties; or (iv) any Environmental Liability arising directly or indirectly from the provision by any Lender of credit to any Group Member, making any Loan, or entering into any transaction as a result of which a contingent Environmental Liability may arise, taking or being granted any Lien or any realization of, against or upon any Group Member or any of the Properties, and the reasonable fees and expenses of legal counsel in connection with claims, actions or proceedings by any Indemnitee against any Loan Party under any Loan Document (all the foregoing in this clause (d), collectively, the “Indemnified Liabilities”); provided, that the Borrower shall have no obligation hereunder to any Indemnitee with respect to Indemnified Liabilities to the extent such Indemnified Liabilities are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnitee or from a Release of Materials of Environmental Concern at, on, under or from a Property that is unrelated to any Group Member and that occurs entirely following an Indemnitee’s taking possession of such Property by foreclosure, deed in lieu of foreclosure or similar transfer, other than any such Release concerning Materials of Environmental Concern that existed at such Property prior to such Indemnitee’s possession thereof. Notwithstanding any other provision of this Agreement or any other Loan Document, no Indemnitee shall be liable for any special, indirect, consequential or punitive damages in connection with its activities related to this Agreement or any other Loan Document or any of the transactions in connection herewith or therewith. Without limiting the foregoing, and to the extent permitted by applicable law, each of Holdings and the Borrower agrees not to assert and to cause its Subsidiaries not to assert, and hereby waives and agrees to cause its Subsidiaries to waive, all rights for contribution or any other rights of recovery with respect to all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature, under or related to Environmental Laws, that any of them might have by statute or otherwise against any Indemnitee except in the case of gross negligence or willful misconduct of such Indemnitees. All amounts due under this Section 11.5 shall be payable not later than 10 days after written demand therefor. The agreements in this Section 11.5 shall survive repayment of the Loans and all other amounts payable hereunder.
          11.6 Successors and Assigns; Participations and Assignments. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section; provided, that, notwithstanding the foregoing and any other provision of this Agreement to the contrary, the Borrower may assign its rights and obligations hereunder without the consent of the Lenders to the New Borrower resulting from a Permitted Reorganization, so long as such New Borrower assumes all obligations of the Borrower under this Agreement and any other applicable Loan Documents pursuant to documentation reasonably acceptable to the Administrative Agent (which documentation shall provide that the original Borrower is released to the extent such New Borrower has assumed its obligations) and complies with all other obligations under this Agreement in respect thereof.
          (b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees, which may not be the Borrower, Holdings or any Subsidiary or affiliate of the Borrower or Holdings (each, an “Assignee”) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans) with the prior written consent of the Administrative Agent, provided that no consent of the Administrative Agent shall be required for an assignment of all or any portion of a Loan to a Lender, an affiliate of a Lender or an Approved Fund. In addition, prior to the Initial Maturity Date, in the event that any such assignment would result in the Initial Lenders holding less than 50.1% of the aggregate principal amount of the Bridge Loans, the assigning Lender must also obtain the prior written consent of the Borrower (not to be unreasonably withheld or delayed); provided that no consent of the Borrower shall be required for an assignment to a Lender that is not a Defaulting Lender, an affiliate of a Lender that is not a Defaulting Lender, an Approved Fund (as defined below) or, if an Event of Default has occurred and is continuing, any other Person;
          (ii) Assignments shall be subject to the following additional conditions:
          (A) except in the case of an assignment to a Lender, an affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitments or Loans, the amount of the Commitments or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $1,000,000 unless each of the Borrower and the Administrative Agent otherwise consent; provided that (1) no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its affiliates or Approved Funds, if any;
          (B) (1) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 and (2) the assigning Lender shall have paid in full any amounts owing by it to the Administrative Agent; and

          (C) the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws.
          For the purposes of this Section 11.6, “Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an affiliate of a Lender or (c) an entity or an affiliate of an entity that administers or manages a Lender.
          (iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) below, from and after the effective date specified in each Assignment and Assumption, the Assignee thereunder shall be a party hereto as a Lender with respect to the interest assigned and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement in addition to any rights theretofore held by it as a Lender, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.20, 2.21 and 11.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 11.6 shall not be effective as an assignment hereunder.
          (iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.
          (v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an Assignee, the Assignee’s completed administrative questionnaire (unless the Assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b)(ii)(B) of this Section and any written consent to such assignment required by paragraph (b)(i) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.
          (c) (i) Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities, which may not be the Borrower, Holdings or any Subsidiary or affiliate of the Borrower or Holdings (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (1) requires the consent of each Lender directly affected thereby pursuant to the proviso to the second sentence of Section 11.1 and (2) directly affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.20 and 2.21 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.7(b) as though it were a Lender; provided such Participant shall be subject to Section 11.7(a) as though it were a Lender.
          (ii) A Participant shall not be entitled to receive any greater payment under Section 2.20 or 2.21 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. Any Participant that is a Non-U.S. Lender shall not be entitled to the benefits of Section 2.21 unless such Participant complies with Section 2.21(d).
          (d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement and its Notes, if any, to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Assignee for such Lender as a party hereto.
          (e) The Borrower, upon receipt of written notice from the relevant Lender, agrees to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in paragraph (d) above.
          (f) Notwithstanding the foregoing, any Conduit Lender may assign any or all of the Loans it may have funded hereunder to its designating Lender without the consent of the Borrower or the Administrative Agent and without regard to the limitations set forth in Section 11.6(b). Each of Holdings, the Borrower, each Lender and the Administrative Agent hereby confirms that it will not institute against a Conduit Lender or join any other Person in instituting against a Conduit Lender any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding under any state bankruptcy or similar law, for one year and one day after the payment in full of the latest maturing commercial paper note issued by such Conduit Lender; provided, however, that each Lender designating any Conduit Lender hereby agrees to indemnify, save and hold harmless each other party hereto for any loss, cost, damage or expense arising out of its inability to institute such a proceeding against such Conduit Lender during such period of forbearance.
          11.7 Adjustments; Set-off. (a) Except to the extent that this Agreement, any other Loan Document or a court order expressly provides for payments to be allocated to a particular Lender, if any Lender (a “Benefitted Lender”) shall receive any payment of all or part of the Obligations owing to it (other than in connection with an assignment made pursuant to Section 11.6), or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 9(f), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of the Obligations owing to such other Lender, such Benefitted Lender shall purchase for cash from the other Lenders a participating interest in such portion of the Obligations owing to each such other Lender, or shall provide such other Lenders with the benefits of any such collateral, as shall be necessary to cause such Benefitted Lender to share the excess payment or benefits of such collateral ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefitted Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.
          (b) In addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, if an Event of Default has occurred and is continuing, without notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, upon any Obligations becoming due and payable by the Borrower (whether at the stated maturity, by acceleration or otherwise), to apply to the payment of such Obligations, by setoff or otherwise, any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender, any affiliate thereof or any of their respective branches or agencies to or for the credit or the account of the Borrower. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such application made by such Lender; provided that the failure to give such notice shall not affect the validity of such application.
          11.8 Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email transmission of a PDF copy thereof or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof for purposes of Section 6.1(a) and the occurrence of the Closing Date; provided, however, that original manually signed counterparts and originals of all documents hereunder shall be promptly delivered thereafter. A set of originals of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.
          11.9 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
          11.10 Integration. This Agreement and the other Loan Documents represent the entire agreement of Holdings, the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.
          11.11 GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.
          11.12 Submission To Jurisdiction; Waivers. Each party hereby irrevocably and unconditionally:
          (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents (other than Loan Documents governed by the Laws of Canada or a province thereof) to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non exclusive general jurisdiction of the courts of the State of New York, the courts of the United States for the Southern District of New York, and appellate courts from any thereof;
          (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;
          (c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to Holdings or the Borrower, as the case may be at its address set forth in Section 11.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;
          (d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and
          (e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.
          11.13 Acknowledgements. Each of Holdings and the Borrower hereby acknowledges that:
          (a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents;
          (b) neither the Administrative Agent nor any Lender has any fiduciary relationship with or duty to Holdings or the Borrower arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between Administrative Agent and Lenders, on one hand, and Holdings and the Borrower, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and
          (c) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among Holdings, the Borrower and the Lenders.
          11.14 Releases of Guarantees(a) . Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 11.1) to take any action requested by the Borrower having the effect of releasing any guarantee obligations (i) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to in accordance with Section 11.1, including any transfer of assets or Equity Interests as part of a Permitted Reorganization provided the requirements thereof have been satisfied or the release of any guarantee obligations of any Person that will be wound up or cease to exist in connection with such Permitted Reorganization.
          11.15 Confidentiality. Each of the Administrative Agent and each Lender agrees to keep confidential all non-public information provided to it by any Loan Party, the Administrative Agent or any Lender pursuant to or in connection with this Agreement that is designated by the provider thereof as confidential; provided that nothing herein shall prevent the Administrative Agent or any Lender from disclosing any such information (a) to the Administrative Agent, any other Lender or any affiliate thereof, (b) subject to an agreement to comply with the provisions of this Section, to any actual or prospective Transferee, (c) to its employees, directors, agents, attorneys, accountants and other professional advisors or those of any of its affiliates, (d) upon the request or demand of any Governmental Authority, (e) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law, (f) if required to do so in connection with any litigation or similar proceeding, (g) that has been publicly disclosed, (h) to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about a Lender’s investment portfolio in connection with ratings issued with respect to such Lender, or (i) in connection with the exercise of any remedy hereunder or under any other Loan Document, or (j) if agreed by the Borrower in its sole discretion, to any other Person.
          Each Lender acknowledges that information furnished to it pursuant to this Agreement or the other Loan Documents may include material non-public information concerning the Borrower and its Affiliates and their related parties or their respective securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with those procedures and applicable law, including Federal, provincial and state securities laws.
          All information, including requests for waivers and amendments, furnished by the Borrower or the Administrative Agent pursuant to, or in the course of administering, this Agreement or the other Loan Documents will be syndicate-level information, which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities. Accordingly, each Lender represents to the Borrower and the Administrative Agent that it has identified in its administrative questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and applicable law, including Federal, provincial and state securities laws.
          11.16 WAIVERS OF JURY TRIAL. HOLDINGS, THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.
          11.17 USA PATRIOT Act. Each Lender hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “PATRIOT Act”), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the PATRIOT Act. The Borrower agrees to provide such information to each Lender on request.
          11.18 Judgment Currency. If for the purpose of obtaining judgment in any court it is necessary to convert any amount owing or payable to the Administrative Agent or the Lenders under this Agreement from the currency in which it is due (the “Agreed Currency”) into a particular currency (the “Judgment Currency”), the rate of exchange applied in that conversion shall be that at which the Administrative Agent, in accordance with its normal procedures, could purchase the Agreed Currency with the Judgment Currency at or about noon on the Business Day immediately preceding the date on which judgment is given. The obligation of the Borrower in respect of any amount owing or payable under this Agreement to the Administrative Agent or the Lenders in the Agreed Currency shall, notwithstanding any judgment and payment in the Judgment Currency, be satisfied only to the extent that the Administrative Agent, in accordance with its normal procedures, could purchase the Agreed Currency with the amount of the Judgment Currency so paid at or about noon on the next Business Day following that payment; and if the amount of the Agreed Currency which the Administrative Agent could so purchase is less than the amount originally due in the Agreed Currency, the Borrower shall, as a separate obligation and notwithstanding the judgment or payment, indemnify the Administrative Agent and the Lenders against any loss.
          11.19 Permitted Reorganization. The parties acknowledge that the business structure of Holdings may be converted from an income trust pursuant to a Permitted Reorganization entered into and completed in accordance with the requirements of the definition of “Permitted Reorganization” in Section 1.1 and that, notwithstanding any other provision hereof (other than such definition), Holdings and/or the Borrower and/or their respective direct or indirect Subsidiaries, as the case may be, may at any time enter into and complete such a Permitted Reorganization. It is further acknowledged that:
          (a) any and all steps taken, actions made and proceedings instituted in connection with entering into and timely completing such Permitted Reorganization shall be conclusively deemed not to contravene or breach any of the covenants or other provisions contained herein or give rise to any purchase obligation hereunder and shall be conclusively deemed not to constitute a Default or Event of Default hereunder so long as such steps, actions and proceedings are taken, made or instituted in compliance with the definition of “Permitted Reorganization,” with such deviations therefrom reasonably acceptable to the Administrative Agent that are not in the reasonable judgment of the Administrative Agent materially detrimental to the interests of the Lenders; and
          (b) following the completion of such Permitted Reorganization in the manner prescribed above, all representations and warranties herein, all conditions to extensions of credit hereunder and all covenants and other provisions hereof shall be construed and interpreted in a manner which gives full force and effect to such Permitted Reorganization having been entered into and completed as a permitted transaction or permitted transactions hereunder to the extent entered into and completed in the manner prescribed above.
The Parent, the New Borrower (if applicable), the other entities resulting from the Permitted Reorganization and the Administrative Agent on behalf of the Lenders, each acting reasonably, shall enter into such amendments and other documents as may be required to give effect to the terms of this Agreement with respect to a Permitted Reorganization and any consequential amendments required to preserve the substance of the terms of this Agreement and the other Loan Documents.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers or representatives as of the day and year first above written.

PRECISION DRILLING TRUST, by its Administrator

PRECISION DRILLING CORPORATION

By:	“Signed by Authorized Signatory”

Name:
Title:

PRECISION DRILLING CORPORATION

By:	“Signed by Authorized Signatory”

Name:
Title:

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH, as Administrative Agent

By:	“Signed by Authorized Signatory”

Name:
Title:

By:	“Signed by Authorized Signatory”

Name:
Title:

ROYAL BANK OF CANADA, as a Lender and as Syndication Agent

By:	“Signed by Authorized Signatory”

Name:
Title:

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH, as a Lender

By:	“Signed by Authorized Signatory”

Name:
Title:

By:	“Signed by Authorized Signatory”

Name:
Title:

HSBC BANK USA, NATIONAL ASSOCIATION, as Documentation Agent and as a Lender

By:	“Signed by Authorized Signatory”

Name:
Title: